As filed with the Securities and Exchange Commission on February 10, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

ONLINE RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	52-1623052
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4795 Meadow Wood Lane

Suite 300
Chantilly, Virginia 20151
(703) 653-3100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew P. Lawlor

Chairman and Chief Executive Officer
ONLINE RESOURCES CORPORATION
4795 Meadow Wood Lane
Suite 300
Chantilly, Virginia 20151
(703) 653-3100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Mark J. Wishner, Esq. Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. 12010 Sunset Hills Road Suite 900 Reston, Virginia 20190 (703) 464-4800	James J. Maiwurm, Esq. Squire, Sanders & Dempsey L.L.P. 8000 Towers Crescent Drive Suite 1400 Tysons Corner, Virginia 22182 (703) 720-7800

      Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	Per Share(2)	Price	Fee

Common Stock, $0.0001 par value	4,400,000 shares	$10.05	$44,198,000	$5,202

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such number of additional shares of common stock to be issued to prevent dilution resulting from stock splits, dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices for the common stock of Online Resources Corporation, on February 8, 2005, as reported on the Nasdaq National Market.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED                               , 2005

PROSPECTUS

Online Resources Corporation

            Shares

Common Stock

       We are offering                      shares of our common stock and the selling stockholders are offering                      shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

      Our shares of common stock are listed on the Nasdaq National Market under the symbol “ORCC.” The last reported sales price of our common stock on the Nasdaq National Market on                     , 2005 was $           per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 to read about factors and material risks that you should consider before buying our shares of common stock.

	Per Share	Total

Public offering price	$—	$—
Underwriting discounts and commissions	$—	$—
Proceeds, before expenses, to us	$—	$—
Proceeds, before expenses, to selling stockholders	$—	$—

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We have granted the underwriters a 30-day option to purchase up to an aggregate of        additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

      We expect that the shares of our common stock will be ready for delivery to purchasers on or about                     , 2005.

FRIEDMAN BILLINGS RAMSEY

JEFFERIES & COMPANY, INC.

D.A. DAVIDSON & CO.

The date of this prospectus is                     , 2005

TABLE OF CONTENTS

Prospectus Summary	2
Summary Financial Data	5
Risk Factors	8
Special Note Regarding Forward-Looking Statements	17
Recent Developments — Incurrent Acquisition	18
Use of Proceeds	19
Price Range of Common Stock and Dividend Policy	19
Capitalization	20
Unaudited Pro Forma Combined Condensed Financial Statements	21
Management’s Discussion and Analysis of Financial Condition and Results of Operations	27
Business	43
Management	55
Principal and Selling Stockholders	58
Description of Capital Stock	60
Underwriting	63
Incorporation of Certain Information by Reference	66
Legal Matters	67
Experts	67
Where You Can Find More Information	67
Index to Financial Statements	F-1

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in those jurisdictions where those offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time and delivery of this prospectus or of any sale of shares of common stock offered by this prospectus.

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed business information and financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.”

Business Overview

      Online Resources provides Internet financial technology services for over 700 financial services provider clients nationwide. Our services are provided on an outsourced basis and are branded to each client. Our clients have approximately 37 million consumer and business account relationships and over 3 million holders of these accounts are enrolled users of our services.

      Through our account presentation services, users may access and view their accounts online, and perform a variety of self-service functions. Through our payment services, users transact electronic bill payments and account-to-account, person-to-person and other funds transfers. Through our relationship management services, clients may take advantage of our customer care and proprietary consumer marketing services to drive Internet channel adoption and cross-selling of additional products. Of our total revenue, we currently derive approximately 15% from account presentation, 60% from payments and 15% from relationship management. The remaining 10% comes from professional services and other revenue.

      Our services are packaged for three vertical financial services markets — banks and credit unions, credit card issuers and payment acquirers.

•	Our Quotiensm product line is designed for banks, credit unions and other depository financial institutions. We provide a fully integrated suite of web-based banking and payment services, giving clients a single point of accountability for the user experience and the marketing machinery to drive Internet channel adoption. We also provide bill payment services on a stand-alone basis. We process over $10 billion in bill payments annually for our full service and stand-alone payments clients.

•	Our Incurrentsm product line is designed for credit card issuers. Cardholders may access their account and transaction information, set up payments and perform self-service functions. We also provide card issuers with a low-cost, web-based payment inquiry service and a means to collect delinquent payments. Incurrent Solutions Inc., which we acquired on December 22, 2004, and which now operates as a division of our company, developed our credit card issuer services.

•	Our CertnFundssm product line has been recently introduced and is designed for e-commerce providers, primarily payment acquirers and large online billers. Our patented EFT payments gateway has real-time payment links to over 50 ATM networks and core processors, which, in turn, have real-time links to virtually all the nation’s consumer checking accounts. By routing their Internet-originated consumer payments through the CertnFunds platform, payment acquirers and billers may lower their transaction costs and increase the speed and certainty of collections.

      We believe that our domain expertise in web-based, business-to-business-to-consumer financial services fulfills a large and growing need among specialized or community-based providers. We also believe there are also significant barriers to entry in our business, as it requires the development and maintenance of a large biller database, a high degree of flexibility, real-time solutions and the ability to integrate financial information and transaction processing with a low tolerance for error.

      Our business model is based primarily on consumer and business usage. Multi-year service contracts with our clients provide us with recurring user fees, which in turn are leveraged over our relatively fixed cost base. Our strategy is focused on increasing user adoption of web-based financial services within our current clients and expanding our institutional client base within the financial services market. We also intend to make strategic acquisitions to expand distribution, increase volume over our relatively fixed cost base and add new product capabilities to sell through our distribution channels.

      We are a Delaware corporation with principal executive offices located at 4795 Meadow Wood Lane, Chantilly, Virginia. Our telephone number is 703-653-3100 and our website address is www.orcc.com. Through the Investor Relations section of our website, we make available free of charge our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practical after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our web address in this prospectus only as an inactive textual reference and do not intend it to be an active link to our website.

The Offering

Common stock offered by:

Online Resources	4,100,000 shares

The selling stockholders	300,000 shares

Total	4,400,000 shares

Common stock to be outstanding after this offering	23,664,697 shares

Use of proceeds	We intend to use the net proceeds from this offering for acquisitions of related businesses, technology development, product development and other general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 8 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our common stock.

Nasdaq National Market symbol	“ORCC”

      Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

      In addition to the 23,664,697 shares of common stock expected to be outstanding after this offering, and based upon the number of shares issued and options and warrants granted as of December 31, 2004, we had additional shares of common stock available for issuance under the following plans and arrangements:

•	5,123,819 shares underlying options outstanding at a weighted average exercise price of $5.66 per share, of which 3,334,044 were exercisable;

•	500,905 shares available for future issuance under our stock option and stock purchase plans; and

•	200,000 shares issuable upon the exercise of warrants at an exercise price of $4.75 per share, all of which were exercisable.

      The terms “Online Resources,” “we,” “our” and “us” refer to Online Resources Corporation.

SUMMARY FINANCIAL DATA

(In thousands, except per share data)

      The following table displays our summary financial data for the periods ended or as of the dates indicated. We derived certain of the historical data for the years ended 2001, 2002 and 2003 from our audited consolidated financial statements. We derived certain of the historical data for the nine-month periods ended September 30, 2003 and 2004 from our unaudited consolidated financial statements, which include all adjustments consisting of normal recurring adjustments that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The historical data for the results of operations for the nine months ended September 30, 2004 are not necessarily indicative of results that may be expected for any other interim period or for the full year ended December 31, 2004. The summary unaudited pro forma statement of operations data gives effect to the Incurrent acquisition as if occurred on January 1, 2003 and the summary unaudited pro forma balance sheet data gives effect to the Incurrent acquisition as if it occurred on September 30, 2004. See “Unaudited Pro Forma Combined Condensed Financial Statements.” The summary financial data should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements included in this prospectus. The pro forma results are not necessarily indicative of the results that would have occurred if the above transactions had been in effect on the dates indicated, or which may result in the future, and do not include any cost savings or other effects of our planned integration of the Incurrent business.

	Historical					Pro-Forma(1)

				Nine Months			Nine Months
				Ended		Year Ended	Ended
	Year Ended December 31,			September 30,		December 31,	September 30,

	2001	2002	2003	2003	2004	2003	2004

Statements of Operations Data:
Revenues:
Account presentation services(2)	$5,075	$5,309	$4,064	$3,224	$2,289	$	$
Payment services	10,329	15,254	21,042	15,128	20,476
Relationship management services(2)	6,276	9,040	8,501	6,502	5,881
Professional services and other	2,956	2,751	4,801	3,833	2,236

Total revenues	24,636	32,354	38,408	28,687	30,882
Costs and expenses:
Total cost of revenues	14,314	14,628	15,503	11,623	12,106

Gross Profit	10,322	17,726	22,905	17,064	18,776
General and administrative	6,931	7,038	8,628	6,253	6,816
Sales and marketing	5,931	5,368	6,433	4,634	5,399
Systems and development	5,855	4,345	3,830	2,876	2,839
Non-recurring charges	209	—	—		—

Total expenses	18,926	16,751	18,891	13,763	15,054

Income (loss) from operations	(8,604)	975	4,014	3,301	3,722
Other income (expense), net	(1,176)	(1,168)	(755)	(781)	48
Debt conversion expense	(1,116)	(213)	(495)	(181)	—
Gain from the extinguishment of debt	1,083	—	—	—	—

Net income (loss)	$(9,813)	$(406)	$2,764	$2,339	$3,770	$	$

	Historical					Pro-Forma(1)

				Nine Months			Nine Months
				Ended		Year Ended	Ended
	Year Ended December 31,			September 30,		December 31,	September 30,

	2001	2002	2003	2003	2004	2003	2004

Net income (loss) per share:
Basic	$(0.82)	$(0.03)	$0.18	$0.16	$0.21
Diluted	$(0.82)	$(0.03)	$0.17	$0.15	$$0.19
Shares used in calculation of income (loss) per share:
Basic	12,026	13,521	15,141	14,429	18,007
Diluted	12,026	13,521	16,686	15,765	20,057

Other Financial Data:
EBITDA(3)	$(6,496)	$3,655	$7,378	$5,655	$6,490	$	$

	September 30, 2004

			Pro
			Forma
		Pro	As
	Actual	Forma(1)	Adjusted(4)

Balance Sheet Data:
Cash, cash equivalents and investments	$16,223
Working capital	17,925
Total assets	32,903
Other non-current liabilities	331
Total liabilities	5,280
Stockholders’ equity	27,623

(1)	See accompanying notes to “Unaudited Pro Forma Combined Condensed Financial Statements” on page 24.

(2)	For all periods ended through June 30, 2004, account presentation services and relationship management services were referred to as Internet banking and consumer contact services, respectively. There has been no change, however, in the methodology for allocating revenues for purposes of these categories.

(3)	EBITDA, a non-GAAP financial measure, is defined as GAAP net income (loss) plus interest expense, income taxes, depreciation and amortization and losses from extraordinary items less interest earned and gains from extraordinary items. EBITDA as calculated by us may be calculated differently than EBITDA for other companies. We have provided EBITDA because we believe it is a commonly used measure of financial performance in comparable companies and is provided to help investors evaluate companies on a consistent basis, as well as to enhance an understanding of our operating results. EBITDA should not be construed as either an alternative to net income (loss), as an indicator of our operating performance; or as an alternative to cash flows as a measure of liquidity.

Reconciliations of net income (loss) to EBITDA are as follows:

	Historical					Pro-Forma(1)

				Nine Months			Nine Months
				Ended		Year Ended	Ended
	Year Ended December 31,			September 30,		December 31,	September 30,

	2001	2002	2003	2003	2004	2003	2004

Net income (loss)	$(9,813)	$(406)	$2,764	$2,339	$3,770	$	$
Interest expense	1,209	1,381	1,234	919	(119)
Provision for income taxes	—	—	16	43	71
Depreciation	2,108	2,680	3,137	2,310	2,745
Amortization	—	—	227	44	23
Losses from extraordinary items	—	—	—	—	—	—
Gains from extraordinary items	—	—	—	—	—	—
EBITDA	$(6,496)	$3,655	$7,378	$5,655	$6,490		$

(4)	As adjusted to give effect to this offering as if it occurred on September 30, 2004.

RISK FACTORS

      You should carefully consider the following risks before investing in our common stock. These are not the only risks that we may face. If any of the events referred to below actually occurs, our business, financial condition, liquidity and results of operations could suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus and in the documents we incorporate by reference into this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

Prior to the third quarter of 2002, we had a history of net losses; we have achieved net income profitability for all, but one, fiscal quarters since the third quarter of 2002 and cannot be sure that we will be profitable in all future periods.

      Although we achieved profitability under generally accepted accounting principles, or GAAP, in all but one of the fiscal quarters since the third quarter of 2002, we cannot be certain that we can be profitable in future periods. As of September 30, 2004, we had an accumulated deficit of $79.2 million. Although we believe we have achieved economies of scale, if growth in our revenues does not significantly outpace the increase in our expenses, we may not be profitable in future periods.

We are dependent on the financial services industry, and changes within that industry could reduce demand for our products and services.

      The large majority of our revenues is derived from banks, credit unions and credit card issuers. Unfavorable economic conditions adversely impacting those parts of the financial services industry we serve could have a material adverse effect on our business, financial condition and results of operations. For example, depository financial institutions have experienced, and may continue to experience, cyclical fluctuations in profitability as well as increasing challenges to improve their operating efficiencies. Due to the entrance of non-traditional competitors and the current environment of low interest rates, the profit margins of depository financial institutions have narrowed. As a result, some financial institutions have slowed, and may continue to slow, their capital spending, including spending on web-based products and solutions, which can negatively impact sales of our online payments, account presentation, marketing and support services to new and existing clients. Decreases in or reallocation of capital expenditures by our current and potential clients, unfavorable economic conditions and new or persisting competitive pressures could adversely affect our business, financial condition and results of operations.

The failure to retain existing end-users or changes in their continued use of our services will adversely affect our operating results.

      There is no guarantee that the number of end-users using our services will continue to increase. Because our fee structure is designed to establish recurring revenues through monthly usage by end-users of our clients, our recurring revenues are dependent on the acceptance of our services by end-users and their continued use of account presentation, payments and other financial services we provide. Failing to retain the existing end-users and the change in spending patterns and budgetary resources of financial services providers and their end-users will adversely affect our operating results.

Any failure of our clients to effectively market our services could have a material adverse effect on our business.

      To market our services to end-users, we require the consent, and often the assistance of, our clients. We generally charge our clients fees based on the number of their end-users who have enrolled with our clients for the services we provide. Therefore, end-user enrollment affects our revenue and is important to us. Because our clients offer our services under their name, we must depend on those clients to get their end-users to use our services. Although we offer extensive marketing programs to our clients, our clients may decide not to participate in our programs or our clients may not effectively market our services to their end-users. Any failure of our clients to allow us to effectively market our services could have a material adverse effect on our business.

Demand for low-cost or free online financial services and competition may place significant pressure on our pricing structure and revenues and may have an adverse effect on our financial condition.

      Account holders eligible to use many of the online services we offer, including account presentation, bill payments and relationship management, may demand that these services be offered for lower cost or free. Clients and prospects may therefore reject our services in favor of companies that can offer more competitive prices. Thus, demand and competition may place significant pressure on our pricing structure and revenues and may have an adverse effect on our financial condition.

If we are unable to expand or adapt our services to support our end-users’ needs, our business may be materially adversely affected.

      We may not be able to expand or adapt our services and related products to meet the demands of our clients and their end-users quickly or at a reasonable cost. The number of end-users registered for our services has increased from 841,000 as of December 31, 2003 to 3.1 million as of December 31, 2004, 2.0 million of which we obtained from our recent acquisition of Incurrent. This resulting growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We will need to continue to expand and adapt our infrastructure, services and related products to accommodate additional clients and their end-users, increased transaction volumes and changing end-user requirements. This will require substantial financial, operational and management resources. If we are unable to scale our system and processes to support the variety and number of transactions and end-users who ultimately use our services, our business may be materially adversely affected.

If we lose a material client, our business may be adversely impacted.

      Loss of any material client contract could negatively impact our ability to increase our revenues and maintain profitability in the future. Additionally, the departure of a large client could impact our ability to attract and retain other clients.

      One of our clients, California Federal Bank, commonly known as Cal Fed, accounted for 9%, 15% and 13% of our revenue for the years ended December 31, 2003, 2002 and 2001. During 2002, Citigroup acquired Cal Fed and converted the Cal Fed end-users to the Citigroup banking and bill payment platform in the first quarter of 2003.

      Additionally, BB&T Corporation acquired our second largest client, First Virginia Banks, Inc., in the third quarter of 2003. In the years ended December 31, 2003, 2002 and 2001, First Virginia accounted for 5% of our revenue. BB&T converted the First Virginia end-users to the BB&T banking and bill payment platform in the fourth quarter of 2003.

      Currently, among our continuing client base, no one client accounts for more than 4% of our revenues. We are anticipating the loss by the end of the first quarter of this year of two of our larger banking clients, Greenpoint Bank and Riggs National Bank, as a result of their pending acquisitions. In addition, we also expect to lose Sears as a client before mid-year as it has sold its credit card portfolio. These banks collectively account for 4%, and Sears accounts for 6%, of our revenue. We anticipated the loss of Sears as part of our acquisition of Incurrent.

Consolidation of the financial services industry could negatively impact our business.

      The continuing consolidation of the financial services industry could result in a smaller market for our services. Consolidation frequently results in a change in the systems of, and services offered by, the combined entity. This could result in the termination of our services and related products if the acquirer has its own in-house system or outsources to competitive vendors. This would also result in the loss of revenue from actual or potential retail end-users of the acquired financial services provider.

Our failure to compete effectively in our markets would have a material adverse effect on our business.

      We may not be able to compete with current and potential competitors, many of whom have longer operating histories, greater name recognition, larger, more established end-user bases and significantly greater financial, technical and marketing resources. Further, some of our competitors provide or have the ability to provide the same range of services we offer. They could market to our client and prospective client base. Other competitors, such as core banking processors, have broad distribution channels that bundle competing products directly to financial services providers. Also, competitors may compete directly with us by adopting a similar business model or through the acquisition of companies, such as resellers, who provide complementary products or services.

      A significant number of companies offer portions of the services we provide and compete directly with us. For example, some companies compete with our web-based account presentation capabilities. Some software providers also offer some of the services we provide on an outsourced basis. These companies may use bill payers who integrate with their account presentation services. Also, certain services, such as Intuit’s Quicken.com and Yahoo! Finance, may be available to retail end-users independent of financial services providers.

      Many of our competitors may be able to afford more extensive marketing campaigns and more aggressive pricing policies in order to attract financial services providers. Our failure to compete effectively in our markets would have a material adverse effect on our business.

Our quarterly financial results are subject to fluctuations, which could have a material adverse effect on the price of our stock.

      Our quarterly revenues, expenses and operating results may vary from quarter to quarter in the future based upon a number of factors, many of which are not within our control. Our revenue model is based largely on recurring revenues derived from actual end-user counts. The number of our total end-users is affected by many factors, many of which are beyond our control, including the number of new user registrations, end-user turnover, loss of clients, and general consumer trends. Our results of operations for a particular period may be adversely affected if the revenues based on the number of end-users forecasted for that period are less than expected. As a result, our operating results may fall below market analysts’ expectations in some future quarters, which could have a material adverse effect on the market price of our stock.

Our limited ability to protect our proprietary technology and other rights may adversely affect our ability to compete.

      We rely on a combination of patent, copyright, trademark and trade secret laws, as well as licensing agreements, third-party nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. There can be no assurance that these protections will be adequate to prevent our competitors from copying or reverse-engineering our products, or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Although we hold registered United States patents covering certain aspects of our technology, we cannot be sure of the level of protection that these patents will provide. We may have to resort to litigation to enforce our intellectual property rights, to protect trade secrets or know-how, or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology is expensive, could cause diversion of our resources and may not prove successful.

Our failure to properly develop, market or sell new products could adversely affect our business.

      The expansion of our business is dependent, in part, on our developing, marketing and selling new financial products to financial services providers and their customers. If any new products we develop prove defective or if we fail to properly market these products to financial services providers or sell these products to these providers’ customers, the growth we envision for our company may not be achieved and our revenues and profits may be adversely affected.

If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

      There can be no assurance that a third party will not assert that our technology violates its intellectual property rights. As the number of products offered by our competitors increases and the functionality of these products further overlap, the provision of web-based financial services technology may become increasingly subject to infringement claims. Any claims, whether with or without merit, could:

•	be expensive and time consuming to defend;

•	cause us to cease making, licensing or using products that incorporate the challenged intellectual property;

•	require us to redesign our products, if feasible;

•	divert management’s attention and resources; and

•	require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies.

      There can be no assurance that third parties will not assert infringement claims against us in the future with respect to our current or future products or that any such assertion will not require us to enter into royalty arrangements (if available) or litigation that could be costly to us.

System failures could hurt our business and we could be liable for some types of failures the extent or amount of which cannot be predicted.

      Like other system operators, our operations are dependent on our ability to protect our system from interruption caused by damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. Currently, we have an agreement with an offsite disaster recovery facility. In March of this year, we intend to start maintaining our own offsite disaster recovery facility. In the event of major disasters, both our primary and backup locations could be equally impacted. We do not currently have sufficient backup facilities to provide full Internet services, if our primary facility is not functioning. We could also experience system interruptions due to the failure of our systems to function as intended or the failure of the systems we rely upon to deliver our services such as ATM networks, the Internet, or the systems of financial institutions, processors that integrate with our systems and other networks and systems of third parties. Loss of all or part of our systems for a period of time could have a material adverse effect on our business. We may be liable to our clients for breach of contract for interruptions in service. Due to the numerous variables surrounding system disruptions, we cannot predict the extent or amount of any potential liability.

Security breaches could have a material adverse effect on our business.

      Like other system operators, our computer systems may be vulnerable to computer viruses, hackers, and other disruptive problems caused by unauthorized access to, or improper use of, our systems by third parties or employees. We store and transmit confidential financial information in providing our services. Although we intend to continue to implement state-of-the-art security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through our computer systems of those of our clients and their end-users. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions, may deter financial services providers and consumers from using our services.

      Additionally, California has adopted, and other states may adopt, laws and regulations requiring that in-state account holders of a financial services provider be notified if their personal confidential information is compromised. If the specific account holders whose information has been compromised cannot be identified, all in-state account holders of the provider must be notified. If any such notice is required of us, confidence in our systems’ integrity would be undermined and both financial services providers and consumers may be reluctant to use our services.

      Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information. It is possible that, despite existing safeguards, an employee could divert end-user funds while these funds are in our control, exposing us to a risk of loss or litigation and possible liability. In dealing with numerous end-users, it is possible that some level of fraud or error will occur, which may result in erroneous external payments. Losses or liabilities that we incur as a result of any of the foregoing could have a material adverse effect on our business.

The potential obsolescence of our technology or the offering of new, more efficient means of conducting account presentation and payments services could negatively impact our business.

      The industry for account presentation and payments services is relatively new and subject to rapid change. Our success will depend substantially upon our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet the changing financial services provider and retail end-user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functionalities or technologies to adapt to these changes or, if we cannot offset a decline in revenues of existing products by sales of new products, our business would suffer.

We rely on internally developed software and systems as well as third-party products, any of which may contain errors and bugs.

      Our products may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors or defects to date, we may discover significant errors or defects in the future that we may or may not be able to correct. Our products involve integration with products and systems developed by third parties. Complex software programs of third parties may contain undetected errors or bugs when they are first introduced or as new versions are released. There can be no assurance that errors will not be found in our existing or future products or third-party products upon which our products are dependent, with the possible result of delays in or loss of market acceptance of our products, diversion of our resources, injury to our reputation and increased expenses and/or payment of damages.

The failure to attract or retain our officers and skilled employees could have a material adverse effect on our business.

      If we fail to attract, assimilate or retain highly qualified managerial and technical personnel our business could be materially adversely affected. Our performance is substantially dependent on the performance of our executive officers and key employees who must be knowledgeable and experienced in both financial services and technology. We are also dependent on our ability to retain and motivate high quality personnel, especially management and highly skilled technical teams. The loss of the services of any executive officers or key employees could have a material adverse effect on our business. Our future success also depends on the continuing ability to identify, hire, train and retain other highly qualified managerial and technical personnel. If our managerial and key personnel fail to effectively manage our business, our results of operations and reputation could be harmed.

We could be sued for contract or product liability claims and lawsuits may disrupt our business, divert management’s attention or have an adverse effect on our financial results.

      Financial services providers use our products and services to provide web-based account presentation, bill payment, and other financial services to their end-users. Failures in a client’s system could result in an increase in service and warranty costs or a claim for substantial damages against us. There can be no assurance that the limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions in excess of the applicable deductible amount. There can be no assurance that this coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, litigation, regardless of its outcome, could result in substantial cost to us and divert management’s attention from our operations. Any contract liability claim or litigation against us could, therefore, have a material adverse effect on our business, financial condition and results of operations. In addition, because many of our projects are business-critical projects for financial services providers, a failure or inability to meet a client’s expectations could seriously damage our reputation and affect our ability to attract new business.

Government regulation could interfere with our business.

      The financial services industry is subject to extensive and complex federal and state regulation. Financial institutions such as commercial banks, savings and loan associations, savings banks, and credit unions operate under high levels of governmental supervision. Our end-users must ensure that our services and related products work within the extensive and evolving regulatory requirements applicable to them.

      We are not licensed by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the National Credit Union Administration or other federal or state agencies that regulate or supervise depository institutions or other providers of financial services. Under the authority of the Bank Service Company Act, the Gramm Leach Bliley Act of 1999 and other federal laws that apply to depository financial institutions, federal depository institution regulators have taken the position that we are subject to examination resulting from the services we provide to the institutions they regulate. In order not to compromise our clients’ standing with the regulatory authorities, we have agreed to periodic examinations by these regulators, who have broad supervisory authority to remedy any shortcomings identified in any such examination.

      Federal, state or foreign authorities could also adopt laws, rules or regulations relating to the financial services industry that affect our business, such as requiring us or our end-users to comply with data, record keeping and processing and other requirements. It is possible that laws and regulations may be enacted or modified with respect to the Internet, covering issues such as end-user privacy, pricing, content, characteristics, taxation and quality of services and products. If enacted or deemed applicable to us, these laws, rules or regulations could be imposed on our activities or our business, thereby rendering our business or operations more costly, burdensome, less efficient or impossible and requiring us to modify our current or future products or services.

If we cannot achieve and maintain a satisfactory rating from the federal depository institution regulators, we may lose existing clients and have difficulty attracting new clients.

      The examination reports of the federal agencies that examine us are distributed and made available to our depository clients. A less than satisfactory rating from any regulatory agency increases the obligation of our clients to monitor our capabilities and performance as a part of their own compliance process. It could also cause our clients and prospective clients to lose confidence in our ability to adequately provide services, thereby possibly causing them to seek alternate providers, which would have a corresponding detrimental impact on our revenues and profits.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

      We are spending an increased amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules.

      In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal control systems, and attestations of the effectiveness of these systems by our independent registered public accounting firm. We are currently documenting and testing our internal control systems and procedures and considering improvements that may be necessary in order for us to comply with the requirements of Section 404. This process has required us to hire outside advisory services and has resulted in additional expenses for us. In addition, the evaluation and attestation processes required by Section 404 are new, and neither companies nor auditing firms have significant experience in testing or complying with these requirements. Accordingly, we may encounter problems or delays in completing the review and evaluation, the implementation of improvements and the receipt of a positive attestation by our independent registered public accounting firm. Although we believe we currently have adequate internal controls over financial reporting, in the event that our chief executive officer, chief financial officer or independent registered public accounting firm determines that our controls over financial reporting are not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Risks Related to Incurrent

We may face difficulties in integrating the businesses of Incurrent.

      To achieve the anticipated benefits of the Incurrent acquisition, we will need to continue the integration of the businesses of Incurrent with our operations. We need to consolidate certain functions and integrate procedures, personnel, product lines and operations in an efficient and effective manner. The integration process may be disruptive to, and may cause an interruption of, or a loss of momentum in, our business as a result of a number of potential obstacles, such as:

•	the loss of key employees or end-users;

•	the need to coordinate diverse organizations;

•	difficulties in integrating administrative and other functions;

•	the loss of key members of Incurrent management following the acquisition; and

•	the diversion of our management’s attention from our day-to-day operations.

If we are not successful in integrating Incurrent’s business or if the integration takes longer than expected, we could be subject to significant costs and our business could be adversely affected.

Our acquisition of Incurrent has increased the size of our operations and the risks described in this prospectus.

      Our acquisition of Incurrent has increased the size of our operations and may intensify some of the other risks described in this prospectus. There will also be additional risks associated with managing a significantly larger company, including, among other things, the application of company-wide controls and procedures.

We made our acquisition of Incurrent on the basis of available information, and Incurrent may have liabilities or obligations that were not adequately disclosed.

      We have operated our Incurrent business for a very short period of time. In connection with our acquisition of Incurrent, we conducted a review of information regarding Incurrent as provided by Incurrent’s management. Incurrent may have incurred contractual, financial, regulatory or other obligations and liabilities that may impact us in the future which were not adequately reflected in financial and other information regarding Incurrent upon which we based our evaluation of this acquisition. If the financial and other information on which we have relied in making our offer for Incurrent proves to be materially incorrect or incomplete, it could have a material adverse effect on the business and operations of Incurrent and on our consolidated businesses, financial condition and operations.

Incurrent has given limited warranties and indemnities to us in connection with its business, which have not yet expired and may give rise to claims by us.

      In acquiring Incurrent, we relied upon limited representations and warranties of Incurrent. Although we have contractual and other legal remedies and limited escrow protection for losses that we may incur as a result of breaches of agreements, representations and warranties pertaining to the acquisition, we cannot assure you that our remedies will adequately cover any losses that we incur.

Incurrent may face competition from other companies, which could have a material adverse effect on our business.

      We cannot assure you that we will not face more competitors or that we can compete effectively against any companies that develop products and services similar to Incurrent’s. We also cannot assure you that Incurrent can compete effectively or not suffer from pricing pressure with respect to its existing and developing products that could adversely affect its ability to generate revenues. If and to the extent that Incurrent cannot compete effectively or it suffers from pricing pressure, these problems will become our problems as the new owners of Incurrent.

Risks Related to this Offering and Our Capital Structure

Our stock price is volatile.

      The market price of our common stock has been subject to significant fluctuations and may continue to be volatile in response to:

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations;

•	new products or services offered by us or our competitors;

•	changes in financial estimates or ratings by securities analysts;

•	conditions or trends in the Internet and online commerce industries;

•	changes in the economic performance and/or market valuations of other Internet, online service industries;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	future equity or debt offerings or acquisitions or our announcements of these transactions; and

•	other events or factors, many of which are beyond our control.

      The stock market in general and the Nasdaq National Market have experienced extreme price and volume fluctuations and volatility that has particularly affected the market prices of many technology, emerging growth and developmental stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against a company. Litigation, if instituted, whether or not successful, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business.

We have a substantial number of shares of common stock, including shares issued in connection with the Incurrent transaction, that may be sold, which could affect the trading prices of our common stock.

      We have a substantial number of shares of common stock that may be issued upon exercise of stock options and warrants. We have also issued 1,000,014 shares of our common stock to the shareholders of Incurrent, of which Incurrent shareholders are intending to sell                                under this prospectus. We cannot predict the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options or warrants), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our stockholder rights plan contains provisions that could discourage a takeover.

      In January 2002, we announced that our board of directors adopted a stockholder rights plan. This plan, along with provisions contained in our Certificate of Incorporation, may discourage or prevent a change of control through the issuance of additional equity securities that can substantially dilute the interests of a third party seeking to gain control over our company in the absence of the approval of our board of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and can be identified by terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to vary from those expressed or implied by such forward-looking statements. Before deciding to purchase our common stock you should carefully consider the risks described in the “Risk Factors” section, in addition to the other information set forth in this prospectus and the documents incorporated by reference herein.

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law.

      Any forward-looking statements represent our best judgment as of the date of this prospectus, and we caution third parties not to place undue reliance on such statements. Actual performance and results of operations may differ materially from those projected or suggested in the forward-looking statements due to certain risks and uncertainties, including, but not limited to, the risks and uncertainties described or discussed in the section “Risk Factors.” These risks include, among others, the following:

•	our history of prior losses and lack of certainty as to our continuing profitability;

•	possible fluctuations of our quarterly financial results;

•	our failure to retain or increase our end-users;

•	our dependence on the marketing efforts of third parties;

•	our dependence on our clients to market our services;

•	the possibility that we may not be able to expand to meet increased demand for our services and related products;

•	the potential adverse impact that a loss of a material client may have on our financial results;

•	our potential inability to compete with larger, more established businesses offering similar products or services;

•	our inability to attract and retain qualified management and technical personnel and our dependence on our executive officers and key employees;

•	possible security breaches or system failures disrupting our business and the liability associated with these disruptions;

•	the possibility of the development of defective new products;

•	reduction or elimination of the fees we charge for some services due to the consumer demand for low-cost or free online financial services;

•	the potential impact of the consolidation of the banking and financial services industry;

•	interference with our business from the adoption of government regulations;

•	our need to maintain satisfactory ratings from federal depository institution regulators;

•	the potential of litigation;

•	our volatile stock price;

•	the trading of a substantial number of shares adversely impacting the price of our shares; and

•	the possibility of discouraging a takeover as a result of the adoption of a Stockholder Rights Plan.

RECENT DEVELOPMENTS — INCURRENT ACQUISITION

      On December 22, 2004, we completed the acquisition of Incurrent Solutions, Inc., a New Jersey corporation, pursuant to which Incurrent merged with and into our wholly-owned subsidiary, Incurrent Acquisition LLC, a New Jersey limited liability company. We now operate the Incurrent business as our card and credit services division.

      Founded in 1997, Incurrent develops and operates advanced web-based products for financial institutions in the global payment card industry, including issuers of consumer, small business, purchasing, corporate and private label cards. Incurrent’s products enhance all aspects of the issuers’ relationship with their cardholders by allowing the issuer to achieve enhanced service and functionality on the Internet. Services provided by Incurrent include:

•	account, statement and transaction inquiry;

•	account maintenance requests;

•	payments;

•	compliant statements; and

•	collections.

      The acquisition adds 35 employees and a facility in Parsippany, New Jersey. We issued 1,000,014 of our shares of common stock to the Incurrent shareholders. We also paid to, and for the benefit of, the Incurrent shareholders, approximately $7.9 million in cash. We used part of our available cash resources to pay the cash portion of the purchase price. We have agreed to allow Incurrent shareholders to offer shares acquired in this transaction in this offering. For shares not sold in this offering, we have agreed to file a registration statement under the Securities Act of 1933, as amended, to cover the resale of our shares of common stock not sold in this offering.

      When we acquired Incurrent, we were aware that Sears, its largest customer, had sold its credit card portfolio and would cease being a client by the middle of 2005. Given the pending departure of Sears, references to the number of clients, account holders and end-users, contained in this prospectus are exclusive of Sears.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of 4,100,000 shares of our common stock pursuant to this offering, based upon the public offering price of $           per share, will be approximately $                million ($                million if the underwriters’ over-allotment option to purchase additional shares is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

      We expect to use the net proceeds from this offering for acquisitions of related businesses, technology development, product development and other general corporate purposes. The amounts actually spent by us may vary significantly and will depend upon a number of factors, including our future revenue and the other factors described under “Risk Factors.” Accordingly, our management has broad discretion in the allocation of the net proceeds from this offering. Pending these uses, we may invest the net proceeds from this offering temporarily in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is traded on the Nasdaq National Market under the symbol “ORCC.”

      The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock all as reported by the Nasdaq National Market. The quotations represent interdealer quotations, without adjustments for retail mark ups, mark downs, or commissions, and may not necessarily represent actual transactions.

	Price Range of
	Common Stock

	High	Low

Year Ended December 31, 2003:
First Quarter	$3.45	$2.50
Second Quarter	$6.37	$2.62
Third Quarter	$7.40	$5.24
Fourth Quarter	$7.98	$6.03
Year Ended December 31, 2004:
First Quarter	$8.28	$5.70
Second Quarter	$7.48	$5.75
Third Quarter	$7.27	$5.90
Fourth Quarter	$7.53	$6.70

      On                , 2005, the last reported sale price of our common stock on the Nasdaq National Market was $        per share. As of                , 2005, there were approximately            holders of record of our common stock.

      We have not paid any cash dividends on our common stock and currently intend to retain any future earnings for use in our business. Accordingly, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004 on an actual basis and on an as adjusted basis. The as adjusted data give effect to the Incurrent acquisition and the sale of 4,100,000 shares of common stock offered by us in this offering at the public offering price of $          per share and the application of the net proceeds from the offering as described under “Use of Proceeds.”

      Please read this capitalization table together with the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Recent Developments” and our financial statements and the related notes included elsewhere in this prospectus or incorporated by reference into this prospectus.

	September 30, 2004

		Pro Forma	Pro Forma
		Adjusted for	Adjusted for
	Actual	Incurrent	this Offering

Cash and cash equivalents	$9,186,537	$
Investments	7,036,845
Stockholders’ equity:
Series A convertible preferred stock, $.01 par value; 1,000,000 shares authorized, none issued at September 30, 2004	—	—	—
Series B junior participating preferred stock, $0.01 par value; 297,500 shares authorized, none issued at September 30, 2004	—	—	—
Common stock, $.0001 par value; 35,000,000 shares authorized, 18,237,450 issued and 18,161,925 outstanding at September 30, 2004	1,817
Additional paid-in capital	107,021,194
Accumulated deficit	(79,166,840)
Treasury stock, 75,525 shares at September 30, 2004	(227,800)
Accumulated other comprehensive (loss) income	(5,194)

Total stockholders’ equity	$27,623,177	$—	$—

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

      The following unaudited pro forma combined condensed financial information gives effect to our acquisition of Incurrent, which was consummated on December 22, 2004. The unaudited pro forma combined condensed balance sheet as of September 30, 2004 has been prepared as if the Incurrent acquisition occurred on September 30, 2004. The unaudited pro forma combined condensed statements of operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 have been prepared as if the acquisition of Incurrent had occurred at January 1, 2003. The notes to the pro forma combined condensed financial information describe certain pro forma adjustments to give effect to the purchase transaction had it been consummated at that date.

      The unaudited pro forma combined condensed financial information has been derived from our historical consolidated financial statements and those of Incurrent Solutions, Inc. and should be read in conjunction with those financial statements and notes, the accompanying notes to the pro forma combined condensed financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

      The unaudited pro forma combined condensed financial statements are not necessarily indicative of operating results which would have been achieved had the transaction actually been completed at the beginning of the respective periods. The selected unaudited pro forma combined condensed financial information is not necessarily indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the acquisition.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2004

	Online		Pro Forma
	Resources	Incurrent	Adjustments	Pro Forma
	Corporation	Solutions, Inc.	(Note 2)	Combined

	(in thousands)
Assets
Current assets	$22,874	$	$	$
Property and equipment, net	9,473
Goodwill	—
Intangible assets	—
Other assets	556

Total assets	$32,903	$	$	$

Liabilities and stockholders’ equity
Current liabilities	$4,949	$	$	$
Long term liabilities	331

Total liabilities	5,280
Stockholders’ equity	27,623

Total liabilities and stockholders’ equity	$32,903	$	$	$

Unaudited Pro Forma Combined Condensed Statement of Operations

Year Ended December 31, 2003

	Online		Pro Forma
	Resources,	Incurrent	Adjustments	Pro Forma
	Corporation	Solutions, Inc.	(Note 3)	Combined

	(in thousands, except share and per share data)
Revenues	$38,408	$	$	$
Cost of revenues	15,503

Gross profit	22,905
Operating expenses
General and administrative	8,628
Sales and marketing	6,433
Systems development	3,830

Total operating expenses	18,891

Income (loss) from operations	4,014
Interest and other income (expense), net	(1,234)

Income (loss) before taxes	2,780
Income tax provision (benefit)	16

Net income (loss)	$2,764	$	$	$
Net income (loss) per share
Basic	$0.18		$	$
Diluted	$0.17		$	$
Weighted average common shares
Basic	15,140,538
Diluted	16,685,602

See accompanying notes.

Unaudited Pro Forma Combined Condensed Statement of Operations

Nine Months Ended September 30, 2004

	Online		Pro Forma
	Resources	Incurrent	Adjustments	Pro Forma
	Corporation	Solutions, Inc.	(Note 4)	Combined

	(in thousands, except share and per share data)
Revenues	$30,882	$	$	$
Cost of revenues	12,106

Gross profit	18,776
Operating expenses
General and administrative	6,816
Sales and marketing	5,399
Systems development	2,839

Total operating expenses	15,054

Income (loss) from operations	3,722
Interest and other income (expense), net	119

Income (loss) before taxes	3,841
Income tax provision	71

Net income (loss)	$3,770	$	$	$
Net income (loss) per share
Basic	$0.21		$	$
Diluted	$0.19		$	$
Weighted average common shares
Basic	18,006,793
Diluted	20,057,026

See accompanying notes.

NOTES TO UNAUDITED PROFORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Note 1 — The Transaction

      On December 22, 2004, we completed the acquisition of Incurrent Solutions, Inc. a New Jersey corporation, pursuant to which Incurrent merged with and into our wholly-owned subsidiary, Incurrent Acquisition LLC, a New Jersey limited liability company. 1,000,014 of our shares of common stock were issued to the Incurrent shareholders. We also paid to, and for the benefit of, the Incurrent shareholders, approximately $7.9 million in cash. We have agreed to allow Incurrent shareholders to offer shares acquired in this transaction in this offering. For shares not sold in this offering, we have agreed to file a registration statement under the Securities Act of 1933, as amended, to cover the resale of our shares of common stock not sold in this offering. The acquisition adds 35 employees and a facility in Parsippany, New Jersey.

      The purchase price of the transaction was as follows (in thousands):

Cash	$7,939
Common stock	7,290
Transaction cost	321

$15,550

      The acquisition was recorded on a preliminary basis under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows (in thousands):

Purchase Price	$15,550
Less:
Current assets	2,810
Fixed assets	300
Other assets	155
Intangible assets	1,570
Accounts payable and accrued expenses	(558)

Goodwill	$11,273

Note 2 — Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 2004

      The following adjustments were applied to our historical balance sheet and that of Incurrent Solutions, Inc. as of September 30, 2004 (in thousands):

Note 3 —	Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2003

      The following adjustments were applied to our historical statement of operations and that of Incurrent Solutions, Inc. for the year ended December 31, 2003 (in thousands):

(a)	To record the following for the year ended December 31, 2003: incremental amortization of our purchased technology	$200
	The amortization of purchased technology has been calculated based on a new fair value basis of $1,000, amortized over 5 years. The purchased technology will be amortized over its useful life in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, based on the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. We estimate that the pattern in which economic benefits are consumed or otherwise used up approximates the straight-line method.

(b)	To record the following for the year ended December 31, 2003: incremental amortization of our purchased customer list	$114
	The amortization of the purchased customer list has been calculated based on a new fair value basis of $569.8, amortized over 5 years. Customer lists will be amortized over their useful life in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, based on the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. We estimate that the pattern in which economic benefits are consumed or otherwise used up approximates the straight-line method.

		$314

Note 4 —	Unaudited Pro Forma Combined Condensed Statement of Operations for the Nine Months Ended September 30, 2004

      The following adjustments were applied to our historical statement of operations and that of Incurrent Solutions, Inc. for the nine months ended September 30, 2004 (in thousands):

(a)	To record the following for the nine months ended September 30, 2004: incremental amortization of our purchased technology	$150
	The amortization of purchased technology has been calculated based on a new fair value basis of $1,000, amortized over 5 years. The purchased technology will be amortized over its useful life in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, based on the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. We estimate that the pattern in which economic benefits are consumed or otherwise used up approximates the straight-line method.

(b)	To record the following for the nine months ended September 30, 2004: incremental amortization of our purchased customer list	$85
	The amortization of the purchased customer list has been calculated based on a new fair value basis of $569.8, amortized over 5 years. Customer lists will be amortized over their useful life in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, based on the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. We estimate that the pattern in which economic benefits are consumed or otherwise used up approximates the straight-line method.

		$235

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.” See “Special Note Regarding Forward Looking Statements.”

Overview

      We are a leading outsourcer of web-based account presentation, payment and relationship management services to financial services providers nationwide. Our services, branded in the clients’ name, integrate seamlessly into a single-vendor, end-to-end solution, supported by 24×7 customer care, targeted consumer marketing, training and other network and technical professional products and services.

      Registered end-users using account presentation, bill payment or both, are the major drivers of our revenue. From December 31, 2002 through September 30, 2004, the number of users using our account presentation services increased by 15%, and the number of users using our payment services increased 123%, for an overall 71% increase in users. While we have seen some reduction in average monthly recurring revenue per user, due largely to our decisions to fix price the account presentation service to our clients and offer volume-based bill payment price reductions, this has been more than offset by a decline in the average monthly recurring cost per user, thereby improving our gross profit margins. Gross margin for the quarter ended December 31, 2002 was 59%, and it increased to 65% by the quarter ended September 30, 2004.

      We have long-term service contracts with our financial services provider clients. The majority of our revenue is recurring, though these contracts also provide for implementation, set-up and other non-recurring fees. Account presentation services revenue is based on either a monthly license fee allowing our financial institution client to register an unlimited number of customers, or a monthly fee for each registered customer. Payment services revenue is based on either a monthly fee for each customer enrolled, a fee per executed transaction, or a combination of both. Our clients pay nearly all of our fees and then determine if or how they want to pass these costs on to their users. They typically provide account presentation services to users free of charge, as they derive significant potential benefits including account retention, delivery and paper cost savings, account consolidation and cross-selling of other products. However, as of September 30, 2004 approximately 60% of our clients were charging their users for providing payment services.

      As a network-based service provider, we have made substantial up-front investments in infrastructure, particularly for our proprietary systems. While we continue to incur ongoing development and maintenance costs, we believe the infrastructure we have built provides us with significant operating leverage. In 2003 we began an effort to upgrade and rewrite certain of our applications infrastructure that will continue into 2006. We expect that this effort will require incremental capital expenditures, primarily for additional development labor, of between $3.0 million and $5.0 million over that period.

      We continue to automate processes and develop applications that allow us to make only small increases in labor and other operating costs relative to increases in customers and transactions. We believe our financial and operating performance will be based primarily on our ability to leverage additional end-users and transactions over this relatively fixed cost base.

      In the financial statements and in the management discussions and analyses that we previously filed for periods ended through June 30, 2004, account presentation and relationship management services were referred to as Internet banking and consumer contact services, respectively. There has been no change, however, in the methodology for allocating revenues to those categories.

Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003

Financial Condition

      While we have achieved net income profitability for the past five quarters and expect our profitability to be sustainable, we have historically experienced operating losses and negative cash flow due to the initial costs of developing our infrastructure and the early revenues typical of an emerging market segment. As a result, at September 30, 2004 we had an accumulated deficit of $79.2 million. We have funded our operations primarily through the issuance of equity and debt securities. Our ongoing working capital requirements consist primarily of personnel costs related to providing our services and operating, enhancing and maintaining our systems.

      Cash and investments in available for sale securities were $16.2 million and $13.6 million as of September 30, 2004 and December 31, 2003, respectively. The $2.6 million increase in cash and investments resulted from cash provided by operating activities and financing activities of $6.7 and $0.8 million, respectively, partially offset by capital expenditures of $4.9 million. Total liabilities increased from $3.9 million as of December 31, 2003 to $5.3 million as of September 30, 2004, primarily due to an increase of $1.4 million in accounts payable resulting from several large outstanding invoices related to the move of our corporate headquarters. The majority of these invoices will either be paid by us and reimbursed by the landlord or paid directly by the landlord.

Results of Operations

      The following table presents certain items derived from our Statements of Operations expressed as a percentage of revenue.

	Nine Months
	Ended
	September 30,

	2004	2003

Statement of Operations Data:
Revenues:
Account presentation services	7.4%	11.2%
Payment services	66.3	52.7
Relationship management services	19.0	22.7
Professional services and other	7.3	13.4

Total revenues	100.0	100.0
Costs and expenses:
Service costs	36.1	36.6
Implementation and other costs	3.1	3.9

Total costs of revenues	39.2	40.5

Gross margin	60.8	59.5
General and administrative	22.1	21.8
Sales and marketing	17.5	16.2
Systems and development	9.2	10.0

Total expenses	48.8	48.0

Income from operations	12.0	11.5

	Nine Months
	Ended
	September 30,

	2004	2003

Other income (expense):
Interest income	0.3	0.2
Interest expense	0.0	(2.8)
Other income	0.1	0.0
Debt repurchase expense	0.0	(0.6)

Total other income (expense)	0.4	(3.2)

Income before income taxes	12.4	8.3

Income tax provision	0.2	0.1

Net income	12.2%	8.2%

Revenues

      We generate revenue from account presentation services, payment services, relationship management services and professional services and other revenue. Revenue increased $2.3 million, or 8%, to $30.9 million for the nine months ended September 30, 2004, from $28.6 million for the same period of 2003. This increase was attributable to a 35% increase in payment services revenue, partially offset by 29%, 10% and 42% decreases in account presentation services, relationship management services and professional and other services revenue, respectively. Exclusive of a one-time $2.2 million termination fee received from Cal Fed in the first quarter of 2003, revenue increased $4.5 million, or 17%, for the nine months ended September 30, 2004.

	Nine Months Ended
	September 30,		Change

	2004	2003	Difference	%

Revenues (in millions):
Account presentation services	$2.3	$3.2	$(0.9)	-29%
Payment services	20.5	15.1	5.4	35%
Relationship management services	5.9	6.5	(0.6)	-10%
Professional services and other	2.2	3.8	(1.6)	-42%

Total revenues	$30.9	$28.6	$2.3	8%

Users and transactions (000s):
Account presentation services users	463	418	45	11%
Payment services users	728	488	240	49%
All services users	1,065	797	268	34%
Payment transactions	26,906	17,337	9,569	55%
Average monthly revenue per user:
Account presentation services	$0.57	$0.89	$(0.32)	-36%
Payment services	$3.59	$4.26	$(0.67)	-16%
Adoption rates:
Account presentation services(1)	21.1%	13.5%	7.6%	56%
Payment services(2)	6.8%	4.8%	2.0%	42%

(1)	Represents the percentage of users subscribing to our account presentation services out of the total number of checking accounts enabled for account presentation services.

(2)	Represents the percentage of users subscribing to our payment services out of the total number of checking accounts enabled for payment services.

      Account Presentation Services. Compared to the first nine months of 2003, account presentation services revenue decreased $0.9 million to $2.3 million, driven by a loss of account presentation services revenue resulting from the departures of Cal Fed and First Virginia in March 2003 and October 2003, respectively, and a decrease in the average monthly revenue per account presentation services user. Account presentation services revenue generated by our remaining client base decreased 7% from the nine months ended 2003 even though the number of period-end account presentation services users increased by 11% compared to the prior year’s period-end. This was the result of a 36% decrease in the average monthly revenue per account presentation services user. This decrease was attributable to our decision to move from a monthly user fee pricing model to a monthly license fee pricing model for account presentation services in an effort to drive adoption of those services. This allows our financial institution clients to register an unlimited number of account presentation services users (as evidenced by the 56% increase in account presentation services adoption since September 30, 2003) to whom we can then attempt to up-sell our higher margin bill pay products and other services.

      Payment Services. Payment services revenue increased to $20.5 million for the nine months ended September 30, 2004 compared to $15.1 million for the same period of the prior year. Even with the departures of Cal Fed and First Virginia, who accounted for 6% of payment services revenue for the first nine months of 2003, payment services revenue increased 35%. This was driven by a 49% increase in the number of period-end payment services users and a 55% increase in the number of payment transactions processed during the nine months ended September 30, 2004. The increases in period-end payment services users and the number of payment transactions processed were driven by two factors: an increase in financial institution clients using our payment services and an increase in payment services adoption. Compared to the third quarter of 2003, the number of financial institution clients using our payment services increased from 562 clients to 697 clients. Additionally, we increased the adoption rate of our payment services from 4.8% at September 30, 2003 to 6.8% at September 30, 2004.

      Relationship Management Services. Relationship management services revenue decreased from $6.5 million in the nine months ended 2003 to $5.9 million in the same period of 2004 as a result of the departures of Cal Fed and First Virginia in March and October 2003, respectively. However, relationship management services revenue generated by our remaining client base increased 4% compared to the nine months ended 2003, driven by an increase of 34% in the number of period-end customers utilizing either account presentation or payment services. We expect relationship management services revenue growth to continue to flatten as more of our financial institution clients move to a monthly license fee pricing model similar to account presentation services.

      Professional Services and Other. Professional services and other revenue decreased from $3.8 million in the first nine months of 2003 to $2.2 million in the same period of 2004. This decrease was primarily the result of a $2.2 million termination payment received from Cal Fed in the first quarter of 2003. We received $0.6 million and $2.3 million in termination payments during the nine months ended September 30, 2004 and 2003, respectively.

Costs and Expenses

	Nine Months Ended
	September 30,
			Change
	2004	2003
	(1)	(1)	Difference (1)	% Difference

Revenues	$30.9	$28.7	$2.2	8%
Costs of revenues	12.1	11.6	0.5	4%

Gross profit	18.8	17.1	1.7	10%
Gross margin	61%	59%	2%	3%
Operating expenses
General & administrative	6.8	6.3	0.5	9%
Sales & marketing	5.4	4.6	0.8	17%
Systems & development	2.8	2.9	(0.1)	-1%

Total operating expenses	15.0	13.8	1.2	9%

Income from operations	3.8	3.3	0.5	13%
Other income (expense), net	—	(1.0)	1.0

Net income	$3.8	$2.3	$1.5	61%

Basic income per share	$0.21	$0.16	$0.05	31%
Diluted income per share	0.19	0.15	0.04	27%
Average monthly metrics per user:
Recurring revenues(2)	$3.31	$3.99	$(0.68)	-17%
Recurring costs of revenues(2)	1.29	1.69	(0.40)	-24%

Gross profit	$2.02	$2.30	$(0.28)	-12%
Gross margin	61%	58%	3%	5%

Notes:

(1)	In millions except for basic and diluted income per share and per user metrics.

(2)	Calculation excludes revenues and costs associated with professional services and implementation activities.

      Costs of Revenues. Costs of revenues are the direct expenses associated with providing our services. These expenses include telecommunications, payment processing, systems operations, customer service, implementation and professional service work. Costs of revenues increased by $0.5 million, or 4%, to $12.1 million for the nine months ended September 30, 2004, from $11.6 million for the same period in 2003. This increase was primarily attributable to a $0.6 million increase in bill payment processing costs. The increase in payment processing costs resulted from an increase in the number of payment services users and payment transactions. Although total costs of revenues increased by 4% compared to the first nine months of 2003, the average monthly recurring costs of revenues per user decreased by 24% due to a 34% increase in the number of customers using our services. Additionally, beginning in the third quarter of 2003, we began to offset payment costs with idle funds we recapture from bill payment transactions that have not been completed after 12 or 24 months from the authorization of the transactions. Our policy is to recognize as assets funds from checks that have been outstanding more than a year and are less than $200 as an offset to payment processing costs. Checks greater than $200 will be recognized as assets after they are outstanding for two years. The amount of funds recovered and recognized in the nine months ended September 30, 2004 and 2003 was $0.7 million and $0.1 million, respectively.

      Gross Profit. Gross profit increased to $18.8 million compared to $17.1 million for the nine months ended September 30, 2003. Gross margin increased from 59% to 61% due primarily to bill payment cost savings. These savings were achieved through the increase of our electronic remittance rate from 62% in the nine months ended September 30, 2003 to 67% in the nine months ended September 30, 2004 and a $0.6 million increase in recaptured idle funds from incomplete bill payments.

      General and Administrative. General and administrative expenses primarily consist of salaries for executive, administrative and financial personnel, consulting expenses and facilities costs such as office leases, insurance, and depreciation. General and administrative expenses increased $0.5 million to $6.8 million for the nine months ended September 30, 2004. The increase in general and administrative expenses is primarily attributable to increased depreciation expense resulting from increased capital expenditures, increased salary expense related to additional bonus accrual, and additional expenses incurred related to Sarbanes-Oxley compliance.

      Sales and Marketing. Sales and marketing expenses include salaries and commissions paid to sales and marketing personnel, consumer marketing costs, public relations costs, and other costs incurred in marketing our services and products. Sales and marketing expenses increased $0.8 million to $5.4 million in the nine months ended September 30, 2004. The primary reasons for the increase in sales and marketing was increased salary expenses due to headcount increases and additional bonus accrual, increased corporate and consumer marketing program expenses and increased expenses related to amounts paid to our reseller partners as a result of higher user volumes.

      Systems and Development. Systems and development expenses include salaries, consulting fees and all other expenses incurred in supporting the research and development of new services and products and new technology to enhance existing products. Systems and development expenses decreased to $2.8 million in the nine months ended September 30, 2004. Although salary expense and consulting costs were higher in the first nine months of 2004 due to higher headcount, systems and development expenses decreased due to an increase in work associated with capitalizable projects as defined by Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” These projects included major enhancements to our applications infrastructure and development of new products such as our Money HQSM product. We capitalized $2.0 million of development costs associated with software developed or obtained for internal use in the first nine months of 2004, compared to $1.0 million in 2003.

      Income from Operations. Income from operations increased $0.5 million, or 13%, to $3.8 million for the nine months ended September 30, 2004. The increase in income from operations was due to an increase in service fee revenue leveraged over relatively fixed costs.

      Other Expense, Net. Interest income increased $26,900, or 48%, to $83,400 in the nine months ended September 30, 2004. The increase was due to higher average cash balances compared to the nine months ended September 30, 2003 and rising interest rates. Interest and other expense decreased $0.8 million in the first nine months of 2004. This was the result of the repurchase and conversion of the remaining $12.0 million of outstanding 8% Convertible Notes in 2003.

      Net Income Per Share. Net income was $3.8 million for the nine months ended September 30, 2004, compared to $2.3 million for the nine months ended September 30, 2003. Basic income per share was $0.21 and $0.16 for the nine months ended September 30, 2004 and 2003, respectively, and diluted income per share was $0.19 and $0.15 for the nine months ended September 30, 2004 and 2003, respectively.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Results of Operations

      The following table presents certain items derived from our statements of operations expressed as a percentage of revenue.

	Year Ended December 31,

	2003	2002	2001

Statement of Operations Data:
Revenues:
Account presentation services	10.6%	16.4%	20.6%
Payment services	54.8	47.2	41.9
Relationship management services	22.1	27.9	25.5
Professional services and other	12.5	8.5	12.0

Total revenues	100.0	100.0	100.0
Costs and expenses:
Costs of revenues	40.4	45.2	58.1

Gross margin	59.6	54.8	41.9
General and administrative	22.5	21.8	28.1
Sales and marketing	16.7	16.6	24.1
Systems and development	10.0	13.4	23.7
Non-recurring charges	—	—	0.9

Total expenses	49.2	51.8	76.8

Income (loss) from operations	10.4	3.0	(34.9)
Other expense, net	(1.9)	(3.6)	(4.8)
Debt conversion expense	(1.3)	(0.7)	(4.5)
Gain from the extinguishment of debt	—	—	4.4

Net income	7.2%	(1.3)%	(39.8)%

Although inflation has slowed in recent years, it is still a factor in our economy and we do not believe it will have a material impact on the results of operations.

Revenues

      We generate revenue from account presentation services, payment services, relationship management services and professional services and other revenue. Revenue increased $6.0 million, or 19%, to $38.4 million for the year ended December 31, 2003, from $32.4 million for the same period of 2002. This increase was attributable to 38% and 75% increases in payment services and professional services and other revenue, respectively, partially offset by 23% and 6% decreases in account presentation services and relationship management services revenue, respectively. Exclusive of a one time $2.2 million termination fee received from Cal Fed in the first quarter of 2003, revenue increased $3.8 million, or 12%, for the year ended December 31, 2003.

	Year Ended
	December 31,		Change

	2003	2002	Difference	%

Revenues (in millions):
Account presentation services	$4.1	$5.3	$(1.2)	-23%
Payment services	21.0	15.3	5.7	38%
Relationship management services	8.5	9.0	(0.5)	-6%
Professional services and other	4.8	2.8	2.0	75%

Total revenues	$38.4	$32.4	$6.0	19%

Users and transactions (000s):
Account presentation services users	416	403	13	3%
Payment services users	528	327	201	61%
All services users	841	623	218	35%
Payment transactions	24,825	16,491	8,334	51%
Average monthly revenue per user:
Account presentation services	$0.83	$1.24	$(0.41)	-33%
Payment services	$4.10	$4.50	$(0.40)	-9%
Adoption rates:
Account presentation services(1)	16.8%	11.2%	5.6%	50%
Payment services(2)	5.1%	4.2%	0.9%	21%

Notes:

(1)	Represents the percentage of users subscribing to our account presentation services out of the total number of checking accounts enabled for account presentation services.

(2)	Represents the percentage of users subscribing to our payment services out of the total number of checking accounts enabled for payment services.

      Account Presentation Services. During 2003 account presentation services revenue decreased $1.2 million to $4.1 million, driven by the departures of Cal Fed and First Virginia in March and October 2003, respectively. Account presentation services revenue generated by our remaining client base remained flat versus 2002 even though the number of year-end account presentation services users increased by 3% compared to the prior year-end. This was the result of a 33% decrease in the average monthly revenue per account presentation services user. This decrease was attributable to our decision to move from a monthly user fee pricing model to a monthly license fee pricing model for account presentation services in an effort to drive adoption of those services. This allows our financial institution clients to register an unlimited number of account presentation services users (as evidenced by the 50% increase in account presentation services adoption in 2003) to whom we can then attempt to up-sell our higher margin bill pay products and other services.

      Payment Services. Payment services revenue increased to $21.0 million in 2003 compared to $15.3 million in the prior year. Even with the departures of Cal Fed and First Virginia during 2003, payment services revenue increased 38%, driven by a 61% increase in the number of year-end payment services users and a 51% increase in the number of payment transactions processed during the year. The increases in year-end payment services users and the number of payment transactions processed were driven by two factors: an increase in financial institution clients using our payment services and an increase in payment services adoption. During 2003, the number of financial institution clients using our payment services increased from 534 clients to 633 clients. Additionally, we were able to increase the adoption rate of our payment services from 4.2% at the end of 2002 to 5.1% at the end of 2003.

      Relationship Management Services. Relationship management services revenue decreased from $9.0 million in 2002 to $8.5 million in 2003 as a result of the departures of Cal Fed and First Virginia in March and October 2003, respectively. However, these losses were partially offset by increased relationship management services revenue from our remaining client base driven by an increase of 35% in the number of year-end customers utilizing either account presentation or payment services.

      Professional Services and Other. Professional services and other revenue increased $2.0 million from $2.8 million in 2002 to $4.8 million in 2003. This increase was the result of a $2.2 million termination payment received from Cal Fed. Including this payment, we received $2.8 million in termination payments during the year ended December 31, 2003, compared to $0.5 million during the year ended December 31, 2002. This increase in termination payments during 2003 resulting from the Cal Fed termination payment was offset by a decrease in implementation fee revenue resulting from lower average implementation fees per enabled bank.

Costs and Expenses

	Year Ended
	December 31,		Change

	2003(1)	2002(1)	Difference(1)	% Difference

Revenues	$38.4	$32.4	$6.0	19%
Costs of revenues	15.5	14.7	0.8	6%

Gross profit	22.9	17.7	5.2	29%
Gross margin	60%	55%	5%	9%
Operating expenses:
General & administrative	8.6	7.0	1.6	23%
Sales & marketing	6.5	5.4	1.1	20%
Systems & development	3.8	4.3	(0.5)	-12%

Total operating expenses	18.9	16.7	2.2	13%

Income from operations	4.0	1.0	3.0	311%

Other income (expense), net	(1.2)	(1.4)	0.2

Net income	$2.8	$(0.4)	$3.2

Diluted income per share	$0.17	$(0.03)	$0.20
Average monthly metrics per user:
Recurring revenues(2)	$3.84	$4.51	$(0.67)	-15%
Recurring costs of revenues(2)	1.64	2.02	(0.38)	-19%

Gross profit	$2.20	$2.49	$(0.29)	-12%
Gross margin	57%	55%	2%	4%

Notes:

(1)	In millions except for diluted income (loss) per share and per user metrics.

(2)	Calculation excludes revenues and costs associated with professional services and implementation activities.

      Costs of Revenues. Costs of revenues are the direct expenses associated with providing our services. These expenses include telecommunications, payment processing, systems operations, customer service, implementation and professional service work. Costs of revenues increased by $0.8 million, or 6%, to $15.5 million for the year ended December 31, 2003, from $14.7 million for 2002. This increase was primarily attributable to a $1.0 million increase in bill payment processing costs, a $0.5 million increase in systems operations support costs and a $0.3 million increase in telecommunications costs, offset by a $0.8 million decrease in customer service costs. The increases in payment processing, systems operations support and telecommunications costs resulted from increases in the number of billable users and transactions and in the cost of supporting the systems on which our users conduct their transactions. The decrease in customer service costs was due to reductions in headcount resulting from technological efficiencies implemented over the past two years. Although total costs of revenues increased by 6% in 2003, the average monthly recurring costs of revenues per user decreased by 19% due to a 35% increase in the number of customers using our services.

      Additionally, beginning in the third quarter of 2003, we began to offset payment costs with idle funds we recapture from bill payment transactions that have not been completed after 12 or 24 months from the authorization of the transactions. The amount of funds recovered and recognized in 2003 was $0.6 million.

      Gross Profit. Gross profit increased to $22.9 million for the year ended December 31, 2003 from $17.7 million for the same period of 2002. Gross margin improved to 60% from 55% in the prior year, due to increased service fees leveraged over our relatively fixed cost of revenues and the $2.2 million termination fee received from Cal Fed. Gross profit also improved as a result of improved efficiency from technology development and cost control initiatives.

      General and Administrative. General and administrative expenses primarily consist of salaries for executive, administrative and financial personnel, consulting expenses and facilities costs such as office leases, insurance, and depreciation. General and administrative expenses increased $1.6 million, or 23%, to $8.6 million in 2003, from $7.0 million in 2002. The increase in general and administrative expenses was primarily attributable to increased salary and benefits costs, including the implementation of a profit sharing plan in 2003, and increased depreciation expenses.

      Sales and Marketing. Sales and marketing expenses include salaries and commissions paid to sales and marketing personnel, consumer marketing costs, public relations costs, and other costs incurred in marketing our services and products. Sales and marketing expenses increased $1.1 million, or 20%, to $6.5 million in 2003, from $5.4 million in 2002. The primary reason for the increase in sales and marketing expenses was increased salary and benefits costs, including the implementation of a profit sharing plan in 2003.

      Systems and Development. Systems and development expenses include salaries, consulting fees and all other expenses incurred in supporting the research and development of new services and products and new technology to enhance existing products. Systems and development expenses decreased $0.5 million, or 12%, to $3.8 million in 2003, from $4.3 million in 2002. The decrease in our systems and development expenses was due to an increase in work associated with capitalizable projects as defined by Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” These projects included major enhancements to our applications infrastructure and development of our Money HQsm product. We capitalized $1.6 million of development costs associated with software developed or obtained for internal use in 2003, compared to $1.1 million in 2002. The decrease in expenses related to this shift in work was partially offset by an increase in salary and benefits costs, including the implementation of a profit sharing plan in 2003.

      Income from Operations. Income from operations increased $3.0 million, or 311%, to $4.0 million for the year ended December 31, 2003 from $1.0 million in 2002. The significant increase in income from operations was primarily due to increases in service fee revenue leveraged over relatively fixed costs and the $2.2 million termination fee received from Cal Fed.

      Other Expense, Net. Interest income decreased $48,000, or 38%, to $79,000 in 2003, from $127,000 for 2002. The decrease was due to lower interest rates. Interest and other expense decreased $0.4 million, or 33%, to $0.8 million in 2003, as compared to $1.3 million in 2002, as the result of lower interest expense and amortization of debt issuance costs due to the repurchase and conversion of the convertible notes in 2003. The conversion of $1.0 million of convertible notes in March 2002 resulted in a non-cash debt conversion expense of $0.2 million attributable to the issuance of 45,031 incremental shares of common stock. The repurchase of $3.9 million of convertible notes in June 2003 and the conversion of $8.1 million of convertible notes in October and November 2003 resulted in a non-cash debt conversion expense of $0.5 million attributable to the issuance of 2,001,314 incremental shares of common stock.

      Net Income (Loss) Per Share. Net income was $2.8 million for the year ended December 31, 2003, compared to a loss of $0.4 million for 2002. Basic income (loss) per share was $0.18 and $(0.03) for the years ended December 31, 2003 and 2002, respectively, while diluted income (loss) per share was $0.17 and $(0.03) for the years ended December 31, 2003 and 2002, respectively.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Revenues

      Revenue increased $7.8 million, or 31%, to $32.4 million for the year ended December 31, 2002, from $24.6 million for the same period of 2001. This increase was attributable to 5%, 48% and 44% increases in account presentation services revenue, payment services revenue and relationship management services revenue, respectively, partially offset by a 7% decrease in professional services and other revenue.

	Year Ended
	December 31,		Change

	2002	2001	Difference	%

Revenues (in millions):
Account presentation services	$5.3	$5.1	$0.2	5%
Payment services	15.3	10.3	5.0	48%
Relationship management services	9.0	6.3	2.7	44%
Professional services and other	2.8	2.9	(0.1)	-7%

Total revenues	$32.4	$24.6	$7.8	31%

Users and transactions (000s):
Account presentation services users	403	292	111	38%
Payment services users	327	233	94	40%
All services users	623	449	174	39%
Payment transactions	16,491	11,323	5,168	46%
Average monthly revenue per user:
Account presentation services	$1.24	$1.76	$(0.52)	-30%
Payment services	$4.50	$4.29	$0.21	5%
Adoption rates:
Account presentation services(1)	11.2%	7.2%	4.0%	56%
Payment services(2)	4.2%	2.7%	1.5%	56%

(1)	Represents the percentage of users subscribing to our account presentation service out of the total number of checking accounts enabled for account presentation services.

(2)	Represents the percentage of users subscribing to our payment services out of the total number of checking accounts enabled for payment services.

      Account Presentation Services. Although the number of year-end account presentation services users increased by 38% in 2002, account presentation services revenue increased only 5% from $5.1 million in 2001 to $5.3 million in 2002. This is the result of a 30% decrease in the average monthly revenue per account presentation services user. This decrease was attributable to our decision to move from a monthly user fee pricing model to a monthly license fee pricing model for account presentation services in an effort to drive adoption of those services. This allows our financial institution clients to register an unlimited number of account presentation services users (as evidenced by the 56% increase in account presentation services adoption in 2002) to whom we can then attempt to up-sell our higher margin bill pay products and services.

      Payment Services. Payment services revenue increased to $15.3 million in 2002 compared to $10.3 million in the prior year. This increase was driven by a 40% increase in the number of year-end payment services users and a 46% increase in the number of payment transactions processed during the year. The increases in year-end payment services users and the number of payment transactions processed were driven by two factors: an increase in financial institution clients using our payment services and an increase in payment services adoption. During 2002, the number of financial institution clients using our payment services increased from 472 clients to 534 clients. Additionally, even with the increased pool of potential customers to which to sell, we were able to increase the adoption rate of our payment services from 2.7% at the end of 2001 to 4.2% at the end of 2002.

      Relationship Management Service. Relationship management services revenue increased 44% from $6.3 million in 2001 to $9.0 million in 2002 as a result of an increase of 39% in the number of year-end users utilizing either account presentation or payment services.

      Professional Services and Other. Professional services and other revenue remained relatively flat at $2.8 million in 2002 compared to $2.9 million in 2001. This slight decrease was due to a decrease in implementation fees resulting from a lower number of new clients that were enabled in 2002 versus 2001. Also included in other revenues was $0.5 million and $0.3 million from termination payments during the years ended December 31, 2002 and 2001, respectively.

Costs and Expenses

	Year Ended
	December 31,		Change

	2002(1)	2001(1)	Difference(1)	% Difference

Revenues	$32.4	$24.6	$7.8	31%
Costs of revenues	14.7	14.3	0.4	2%

Gross profit	17.7	10.3	7.4	72%
Gross margin	55%	42%	13%	31%
Operating expenses
General & administrative	7.0	6.9	0.1	2%
Sales & marketing	5.4	5.9	(0.5)	-9%
Systems & development	4.3	5.9	(1.6)	-26%
Non-recurring charges	—	0.2	(0.2)	-100%

Total operating expenses	16.7	18.9	(2.2)	-11%

Income from operations	1.0	(8.6)	9.6
Other expense, net	(1.4)	(1.2)	(0.2)

Net income	$(0.4)	$(9.8)	$9.4

Diluted income per share	$(0.03)	$(0.82)	$0.79
Average monthly metrics per user:
Recurring revenues(2)	$4.51	$4.78	$(0.27)	-6%
Recurring costs of revenues(2)	2.02	2.83	(0.81)	-29%

Gross profit	$2.49	$1.95	$0.54	28%
Gross margin	55%	41%	14%	34%

(1)	Represents the percentage of users subscribing to our account presentation service out of the total number of checking accounts enabled for account presentation services.

(2)	Represents the percentage of users subscribing to our payment services out of the total number of checking accounts enabled for payment services.

      Costs of Revenues. Costs of revenues are the direct expenses associated with providing our services. These expenses include telecommunications, payment processing, systems operations, customer service, implementation and professional services work. Costs of revenues increased by $0.4 million, or 2%, to $14.7 million for the year ended December 31, 2002, from $14.3 million in 2001. This increase was primarily attributable to a $0.3 million increase in bill payment processing costs, a $0.6 million increase in implementation costs and a $0.2 million increase in systems operations support costs, offset by a $0.8 million decrease in customer service costs. The increases in payment processing, implementation and systems operations support costs resulted from increases in the number of billable users and transactions and in the cost of supporting the systems on which our users conduct their transactions. The decrease in customer service costs was due to reductions in headcount resulting from technological efficiencies implemented during the 2002 year. Although total cost of revenues increased by 2% in 2002, the average monthly recurring cost of revenues per user decreased by 29%, due to a 39% increase in the number of customers using our services.

      Gross Profit. Gross profit increased to $17.7 million for the year ended December 31, 2002 from $10.3 million for 2001. Gross margin improved to 55% from 42% in the prior year, primarily due to increased service fees leveraged over our relatively fixed cost base. Gross profit also improved as a result of improved efficiency from technology development and cost control initiatives.

      General and Administrative. General and administrative expenses primarily consist of salaries for executive, administrative and financial personnel, consulting expenses and facilities costs such as office leases, insurance, and depreciation. General and administrative expenses increased $0.1 million, or 2%, to $7.0 million in 2002, from $6.9 million in 2001. The increase in general and administrative expenses was primarily attributable to increased depreciation expense partially offset by decreased compensation costs attributable to cost control initiatives implemented in the fourth quarter of 2001.

      Sales and Marketing. Sales and marketing expenses include salaries and commissions paid to sales and marketing personnel, consumer marketing costs, public relations costs, and other costs incurred in marketing our services and products. Sales and marketing expenses decreased $0.5 million, or 9%, to $5.4 million in 2002, from $5.9 million in 2001. The primary reason for the decrease in sales and marketing expenses was a reduction in staff as a result of consolidating certain client service responsibilities.

      Systems and Development. Systems and development expenses include salaries, consulting fees and all other expenses incurred in supporting the research and development of new services and products and new technology to enhance existing products. Systems and development expenses decreased $1.6 million, or 26%, to $4.3 million in 2002, from $5.9 million in 2001. The decrease in our systems and development expenses was primarily due to a reduction in compensation costs and consulting fees during the year. Additionally, in 2002 we capitalized $1.1 million of development costs associated with software developed or obtained for internal use.

      Income (Loss) from Operations. Income from operations increased $9.6 million to $1.0 million for the year ended December 31, 2002, from an $8.6 million loss in 2001. The significant increase in income from operations was primarily due to increases in service fee revenue leveraged over relatively fixed costs and decreases in various operating expenditures derived from our expense control initiatives.

      Other Expense, Net. Interest income decreased $0.5 million, or 79%, to $0.1 million in 2002, from $0.6 million for 2001. The decrease was due to the lower average cash and investment balances and lower interest rates. Interest and other expense decreased $0.5 million, or 28%, to $1.3 million in 2002, as compared to $1.8 million in 2001, as the result of lower interest expense and amortization of debt issuance costs due to the conversion of Convertible Notes. The conversion of $1.0 million of Convertible Notes in March 2002 resulted in a non-cash debt conversion expense of $0.2 million attributable to the issuance of 45,031 incremental shares of common stock. Until September 2005, unless the Convertible Notes are earlier converted or repurchased, we will continue to incur interest expense related to the Convertible Notes.

      Net Loss Per Share. Net loss was $0.4 million for the year ended December 31, 2002, compared to a loss of $9.8 million for 2001. Basic and diluted loss per share was $(0.03) and $(0.82) for the years ended December 31, 2002 and 2001, respectively.

Liquidity and Capital Resources

      Since inception, we have primarily financed our operations through private placements and public offerings of our common and preferred stock and the issuance of debt. We have also entered into various capital lease financing agreements. Cash and investments in available for sale securities were $16.2 million and $13.6 million as of September 30, 2004 and December 31, 2003, respectively. The $2.6 million increase in cash and investments results from cash provided by operating activities and financing activities of $6.7 and $0.8 million, respectively, partially offset by capital expenditures of $4.9 million.

      Net cash provided by operating activities was $6.7 million for the nine months ended September 30, 2004, compared to $4.7 million for the nine months ended September 30, 2003. Of the $6.7 million in cash generated by operating activities in 2004, 91% was recurring in nature, while 52% of the $4.7 million in cash generated by operating activities in 2003 was recurring in nature.

      Net cash used in investing activities for the nine months ended September 30, 2004 was $5.9 million, which was the result of a net increase of $1.0 million in available for sale securities and $4.9 million in capital expenditures. For the nine months ended September 30, 2003, net cash used in investing activities was $3.3 million, which was the result of a net increase of $1.5 million in available for sale securities and $1.8 million in capital expenditures. Approximately $0.7 million of the capital expenditures made in the nine months ended September 30, 2004 were purchases related to the move to our new facility and will be reimbursed by the new facility’s landlord. We expect to receive the reimbursement for these purchases in the near future.

      Net cash provided by financing activities was $0.8 million for the nine months ended September 30, 2004, compared to $1.7 million for the nine months ended September 30, 2003. The net cash provided by financing activities for the nine months ended September 30, 2004 was the result of cash generated by the issuance of common stock in conjunction with the exercise of stock options issued to employees, while the net cash provided by financing activities for the nine months ended September 30, 2003 was the result of $5.8 million in proceeds from the issuance of common stock net of the repurchase of $3.9 million of Convertible Notes. Approximately $1.4 million of the $5.8 million in proceeds from the issuance of common stock was received in conjunction with the exercise of stock options issued to employees, while the remaining portion was received in connection with a private placement of common stock in June 2003.

      Our contractual obligations are as follows:

	Total	2004	2005	2006	Thereafter

Capital lease obligations	$14,343	$3,770	$10,573	$—	$—
Operating lease	18,743,990	441,167	1,803,503	2,002,270	14,497,050
Purchase obligations	1,010,000	130,000	410,000	350,000	120,000

Total obligations	$19,768,333	$574,937	$2,224,076	$2,352,270	$14,617,050

      On May 21, 2004, we executed a ten-year lease covering 74,000 square feet of office and data center space. The rent commencement date of the new lease was October 1, 2004, and the total obligation related to the lease is $17.6 million. We also executed an amendment to the lease related to our current facility that allows us to occupy a portion of the facility from October 1, 2004 through July 31, 2007. The total obligation related to the amendment is $1.3 million.

      Future capital requirements will depend upon many factors, including the timing of research and product development efforts and the expansion of our marketing effort. We expect to continue to expend significant amounts on expansion of facility infrastructure, ongoing research and development, computer and related equipment, and personnel.

      We currently believe that cash on hand, investments and the cash we expect to generate from operations will be sufficient to meet our current anticipated cash requirements for at least the next twelve months. We expect to have additional cash requirements in the first two quarters of 2005 related to the build-out of and move of our data center to our new office facilities in the first quarter of 2005. Also, we expect to have additional cash requirements over the next two to three years because of efforts we are undertaking to upgrade and rewrite certain of our infrastructure applications. We forecast that all incremental expenses related to this undertaking can be financed out of cash provided by operating activities.

      There can be no assurance that additional capital beyond the amounts currently forecasted by us will not be required or that any such required additional capital will be available on reasonable terms, if at all, at such time as required. We intend to invest our cash in excess of current operating requirements in marketable government, corporate and mortgage-backed securities.

Critical Accounting Policies

      The policies discussed below are considered by management to be critical to an understanding of our annual audited financial statements because their application places the most significant demands on management’s judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

      The provision for losses on accounts receivable and allowance for doubtful accounts are recognized based on our estimate, which considers our historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data and financial health of specific customers.

      Property and equipment, including leasehold improvements, are recorded at cost. Software and hardware consisting of central processing systems and terminals represent the majority of the property and equipment and are potentially subject to technological changes and obsolescence. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which is generally five years. Equipment recorded under capital leases is amortized over the estimated useful life of the asset.

      We capitalize the cost of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized computer software costs consist primarily of payroll-related and consulting costs incurred during the development stage. We expense costs related to preliminary project assessments, research and development, re-engineering, training and application maintenance as they are incurred. Capitalized software costs are being depreciated on a straight-line method over a period of three years upon being placed in service. We periodically evaluate the assets for recoverability when events or circumstances indicate a potential impairment.

      We generate revenues from service fees, professional services, and other supporting services. Service fees are primarily composed of three business lines, Internet banking services, payment services and consumer contact services. Revenues from service fees include new user registration fees, account access fees, transaction fees, customer service fees and relationship marketing support fees. Revenue from service fees are recognized over the term of the contract as the services are provided.

      Professional services revenues consist of implementation fees associated with the linking of our financial institution clients to our QuotienSM e-financial suite through various networks, web development and hosting fees, training fees and communication services. In accordance with Staff Accounting Bulletin No. 101—Revenue Recognition in Financial Statements (“SAB 101”), as superseded by SAB 104, which we adopted effective January 1, 2000, implementation fees and related direct implementation costs are recognized on a straight line basis over the contract term as the services are provided, which typically range from one to five years (generally three years). Prior to 2000, we recognized nonrefundable implementation fees as revenue under the percentage of completion method as certain milestone output measures were completed. Due to the adoption of SAB 101, revenue that was previously recognized under our prior revenue recognition policy is now recognized under our revised revenue recognition policy through periods up to 2004 because some contract periods extend through 2004. Revenue from web development, web hosting and training are recognized over the term of the contract as the services are provided.

      Other revenue consists of service fees associated with enhanced third-party solutions and termination fees. Service fees for enhanced third-party solutions include fully integrated bill payment and account retrieval through Intuit’s Quicken, check ordering, inter-institution funds transfer, account aggregation and check imaging. Revenue from these service fees are recognized over the term of the contract as the services are provided. Termination fees are recognized upon termination of a contract.

      In December 2002, Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”) was released effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 establishes new requirements for determining whether an arrangement involving multiple deliverables contains more than one unit of accounting. We adopted EITF 00-21 and there has been no material impact on the financial position or results of operations from the adoption of EITF 00-21.

      We have a full valuation allowance on our deferred tax asset resulting from our net operating loss carryforwards since the likelihood of the realization of that asset cannot be determined. Our history of losses and relatively limited experience generating taxable income constitute significant negative evidence about the realization of the deferred tax asset. Our projection of future taxable income does not provide positive evidence of equal or greater significance to overcome the negative evidence. Therefore, in accordance with SFAS 109 “Accounting for Income Taxes,” we recognize a full valuation allowance on our net deferred tax assets until sufficient positive evidence exists that it is “more likely than not” that the benefit will be realized.

      In the third quarter of 2003, we adopted a policy to recognize as assets the amounts underlying bill payment checks drawn upon our escrow accounts that have been outstanding for at least a year after reviewing legal analysis from outside counsel to ensure that there is a basis for making a claim of ownership to such funds. Our policy is to recognize as assets funds from checks that have been outstanding more than a year and are less than $200 as an offset to payment processing costs. Checks greater than $200 will be recognized as assets after they are outstanding for two years.

      Effective as of January 1, 2005, we have adopted FASB Statement No. 123R (“FAS 123R”). This requires us to expense the value of equity compensation we grant as those grants vest. The requirement to expense applies to vesting equity compensation granted both prior to and after our adoption of FAS 123R. However the value of equity compensation granted prior to adoption remains the value determined at grant using the Black-Scholes valuation model, while equity compensation granted after adoption is valued using a binomial method.

BUSINESS

Overview

      Online Resources provides outsourced, Internet financial technology services, branded to over 700 financial services provider clients nationwide. We have over 3 million active consumer and business end-users of our services from our continuing client base. An estimated 34 million additional members or customers of our clients are eligible to register for the services we provide. End-users may access and view their accounts online and perform various web-based self-service functions. They may also make electronic bill payments and funds transfers, utilizing our unique, real-time debit architecture. Additionally, we believe our value-added relationship management services reinforce a favorable user experience and drive a profitable and competitive Internet channel for our clients. Multi-year service contracts with these clients provide us with a recurring and predictable revenue stream that grows with increases in users and transactions. Of our total revenue, we currently derive 15% from account presentation, 60% from payments, 15% from relationship management and 10% from professional services and other revenue.

      We provide the following specialized product offerings for three vertical financial services markets – banks and credit unions, credit card issuers and payment acquirers:

•	Our Quotiensm product line is designed for banks, credit unions and other depository financial providers. We provide a fully integrated suite of web-based banking and payment services, giving clients a single point of accountability, an enhanced experience for their users and the marketing processes to drive Internet channel adoption. We also offer our electronic bill payment services on a stand-alone basis. Our bill payment service uses our patented payments gateway, which leverages the nation’s real-time electronic funds transfer, also known as EFT, infrastructure. By debiting end-users’ accounts in real-time, we are able to improve the speed, cost and quality of payments, while eliminating the risk that bills will be paid against unavailable funds. We process over $10 billion in bill payments annually.

•	Our Incurrentsm product line is designed for credit card issuers and processors. Cardholders may access their account information, view transactions, set up payments and perform other self-service functions. Additionally, we offer card issuers a low-cost, web-based inquiry service, which allows cardholders to clearly identify merchants in disputed card transactions. We also offer a web-based tool that improves collections of late and delinquent funds in a private, non-confrontational manner. Incurrent Solutions Inc., which we acquired in December 2004, developed our credit card services. We plan to adapt and offer our payment and relationship management services to credit card issuers and processors as well.

•	Our CertnFundssm product line has been recently introduced and is designed for e-commerce providers, primarily payment acquirers and large online billers. These recently introduced services, which enable real-time debit for a variety of web-originated consumer payments and fund transfers, use our patented EFT payments gateway. This gateway has operated for over 10 years as the backbone for our bank and credit union bill payment business. By routing their web-originated consumer payments through our CertnFunds platform, payment acquirers and billers can lower their transaction costs, and increase the speed and certainty of collections.

      We believe our domain expertise fulfills the large and growing need among both smaller financial services providers, who lack the internal resources to build and operate web-based financial services, and larger providers, who choose to outsource niche portfolios in order to use their internal resources elsewhere. We also believe that, because our business requires significant infrastructure along with a high degree of flexibility, real-time solutions, and the ability to integrate financial information and transaction processing with a low tolerance for error, there are significant barriers to entry for potential competitors.

      We are headquartered in Chantilly, Virginia. We also maintain an operations facility in Parsippany, New Jersey, and a data center facility in McLean, Virginia. We were incorporated in Delaware in 1989.

Our Industry

      The Internet continues to grow in importance as an account presentation and payments channel for consumers and small businesses, driven in part by the 24 hours a day, seven days a week access to financial services providers that it makes available. Offering services through this channel allows financial services providers to enhance their competitive positions and gain market share by retaining their existing end-users, aggressively attracting new ones and expanding the end-user relationship. As referenced in the January 21, 2004 Online Banking Report, Jupiter Media Metrix, a technology research and advisory firm, supported this growth proposition for the bank and credit union market when it estimated that the number of U.S. households banking online will grow from 31.4 million in 2003 to 54.6 million in 2007.

      Financial services providers are also increasing access to their services through the Internet in order to increase profitability. The advantages provided by a web-based channel include the opportunity to offer financial services to targeted audiences while reducing or eliminating workload, paper and other back office expenses associated with traditional distribution channels. A study of the depository financial institution market was conducted in 2003 by the financial research and advisory firm, Boston Consulting Group. It concluded that online bill payment customers of depository financial institutions were up to 40 percent more profitable at the end of a 12-month period compared to those customers who did not pay bills online, because the online bill payment customers:

•	generate significantly higher revenues than offline customers by using more banking products and services and maintaining higher account balances;

•	cost less to serve because online users tend to utilize more self-service functions and therefore interact with the more costly retail branch and call center service channels less frequently than offline customers; and

•	are less likely to move their accounts to other financial institutions than offline customers.

      This further supported the conclusions published in Bank of America’s 2002 control group study, in which it reported that online bill payers were 31% more profitable for the bank than non-bill payers. Bank of America also concluded that online bill payers were less likely to move their accounts to other banks. Consequently, Bank of America and many other large financial institutions have eliminated their monthly end-user fees for online bill payment and launched aggressive marketing campaigns to promote adoption of the online channel. A rapidly growing segment of smaller financial institutions has also eliminated online bill payment fees and responded with similar marketing campaigns. This represents a positive trend for us because the elimination of online bill payment fees has generated significant increase in end-user adoption, more than offsetting any volume pricing discounts we may extend to our clients.

      The largest U.S. financial services providers typically develop and maintain their own hosted solution for the delivery of web-based financial services. By contrast, the majority of small to mid-sized providers, including the approximately 18,000 banks and credit unions in the U.S. with assets of less than $20 billion, prefer to outsource their web-based financial services initiatives to a technology services provider. These smaller providers understand that they need to provide an increasing level of web-based services, but frequently lack the capital, expertise, or information technology resources to develop and maintain these services in-house.

      Many of the factors driving the outsourcing of web-based financial services in the depository financial institution market are also driving the outsourcing of similar services in the credit card issuer and processor market. For example, card issuers are reducing operating costs while increasing cardholder loyalty as greater numbers of cardholders use the web to manage their credit card accounts. FiSite Research, a market research firm, reports that 53% of online consumers are using the Internet to manage their credit card accounts while almost one-third of these consumers use the Internet to pay their credit card bills. Moreover, FiSite reports that almost two-thirds of those managing their credit card accounts online rate this experience as very to extremely satisfying. Such high satisfaction suggests increasing consumer adoption and usage of the online channel to manage credit card accounts. Additionally, large credit card issuers are often outsourcing web-based services for smaller niche card offerings in order to devote their internal IT resources to their core offerings.

      Although the majority of financial services providers offer varying degrees of web-based services, and continue to look to technology to further improve operations and overall results, they are facing new obstacles created by technology adoption, including:

•	managing multiple technology vendors to provide account presentation, payments and other services;

•	providing integrated end-user support to an increasingly sophisticated client base;

•	understanding how to evaluate and enhance channel profitability; and

•	maximizing the value of the channel by increasing adoption.

      As a technology services provider, we assist our clients in meeting these challenges by delivering outsourced account presentation, payments and relationship management solutions.

Our Solution

      We provide proprietary account presentation, payments and relationship management services that enable our clients to maintain a competitive and profitable web-based channel. As an outsourcer, we bring economies of scale and technical expertise to our clients who would otherwise lack the resources to compete in the rapidly changing, complex financial services industry. We believe our services provide our clients with a cost-effective means to retain and expand their end-user base, deliver their services more efficiently and strengthen their end-user relationships, while competing successfully against offerings from other financial services providers. We provide our services through:

      Our Technology Infrastructure. We connect to our clients, their core processors, their end-users and other financial services providers through our integrated communications, systems, processing and support capabilities. For our account presentation services, we employ both real-time and batch communications and processing to ensure reliable delivery of current financial information to end-users. For our payment services we use our patented process to ensure “real-time” funds availability and process payments through a real-time EFT gateway. This gateway consists of over 50 certified links to ATM networks and core processors, which in turn have real-time links to virtually all of the nation’s consumer checking accounts. These key links were established on a one-by-one basis throughout our history and enable us to access end-user accounts in order to draw funds to pay bills as requested. This gateway infrastructure has improved the cost, speed and quality of our bill payment services for the banking and credit union community and is a significant differentiator for us in our marketplace. We believe this infrastructure is difficult to replicate and creates a significant barrier to entry for potential payment services competitors.

      Our Operating and Technical Expertise. After more than a decade of continuous operating experience, we have established the processes, procedures, controls and staff necessary to provide our clients secure, reliable services. Further, this experience, coupled with our scale and industry focus, allows us to invest efficiently in new product development on our clients’ behalf. We add value to our clients by relieving them of the research and development required to provide highly competitive web-based services.

      Our Integrated Marketing Process. We use a unique integrated consumer management process that combines data, technology and multiple consumer contact points to activate, support and sell new services to our bank and credit union end-users. This proprietary process not only provides, in our opinion, a superior end-user experience, it also creates new sales channels for our clients’ products and services, including the ones we offer. This enables us to increase adoption rates of our services. Using this process, we are able to sell multiple products to consumers, which ultimately makes them more profitable for our clients. For example, the success of our proprietary process is evident in our ability to cause the users of our account presentation services to add bill payments to their services at approximately twice the estimated average industry rate.

      Our Support Services. Our clients can purchase one or more of a comprehensive set of support services to complement our account presentation and payments services. These services include our web site design and hosting, training, information reporting and analysis, and other professional services.

Our Strategy

      Our objective is to become the leading supplier of outsourced account presentation and payments services to banks and credit unions, credit card issuers and payment acquirers. Our strategy for achieving our objectives is to:

      Grow Our Client Base. Our clients have traditionally been regional and community-based depository financial institutions with assets of under $10 billion. These small to mid-sized financial services providers are compelled to keep pace with the service and technology standards set by larger financial services providers in order to stay competitive, but often lack the capital and human resources required to develop and manage the technology infrastructure required to provide web-based services. With our recent acquisition of Incurrent Solutions, we have entered the credit card market, servicing mid-sized credit card issuers, processors for smaller issuers and large issuers who use us to service one or more of their niche portfolios. We believe that both our depository and credit card financial services providers can benefit from our flexible, cost-effective technology, and we intend to continue to market and sell our services to them under long-term recurring revenue contracts. As of December 31, 2004, we had 723 financial services provider clients, up 14% from December 31, 2003.

      Increase Adoption Rates. Our clients typically pay us either usage or license fees based on their number of end-users and volume of transactions. Registered end-users using account presentation and payments services are the major drivers of our recurring revenue. Using our proprietary marketing processes, we will continue to assist our clients in growing the adoption rates for our services. At December 31, 2004, 22.4% of the 2.1 million checking accounts and 7.4% of the 26.7 million credit card accounts eligible to use our account presentation services were enrolled to do so. Additionally, 8.2% of the 9.5 million checking accounts eligible for payments services were using these services.

      Extend Target Markets. We believe that many of our services have application in new markets. We continue to look for opportunities to offer both our payments and funds transfer services and our value-added relationship management services to new market segments. For example, our recently introduced CertnFundssm product line extends the payments services we offer to banks and credit unions though our EFT payments gateway to e-commerce providers such as payment acquirers and large online billers. We will continue to pursue opportunities, either through acquisition or product extension, to enter related markets well suited for our proprietary services and technologies.

      Provide Additional Products and Services to Our Installed Client Base. We intend to continue to leverage our installed client base by expanding the range of new products and services available to our clients, through internal development, partnerships and alliances. For example, in May 2003, we introduced Money HQsm, a product that integrates account aggregation, bill presentment and money movement capabilities across multiple financial institutions. In the credit card market, we have recently introduced a collections support product that allows credit card issuers to direct past due end-users to a website where they can set up payment plans and schedule payments. We also introduced a service that provides a profile of recognizable merchant names, logos, business descriptions, customer service contact information, and customer service policies to help resolve cardholders’ transaction issues. Additionally, we intend to adapt and offer our payment and relationship management services to the credit card market.

      Maintain and Leverage Technological Leadership. We have a history of introducing innovative web-based financial services products for our clients. For example, we developed and currently obtain real-time funds through a patented EFT gateway with over 50 certified links to ATM networks and core processors. We were awarded additional patents covering the confidential use of payment information for targeted marketing that is integrated into our proprietary marketing processes. Our technology and integration expertise has further enabled us to be among the first to adopt an outsourced web-based account presentation capability, and we pioneered the integration of real-time payments and relationship marketing.

We believe the scope and integration of our technology-based services give us a competitive advantage and with 75 personnel working on research and development, we intend to continue to maintain our technological leadership.

      Pursue Strategic Acquisitions. To complement and accelerate our internal growth, we continue to explore acquisitions of businesses and products that will complement our existing institutional client offerings, extend our target markets and expand our client base.

      Leverage Growth Over Our Relatively Fixed Cost Base. Our business model is highly scaleable. We have invested heavily in our processes and infrastructure and, as such, can add large numbers of clients and end-users without significant cost increases. We expect that, as our revenue grows, and as we begin to encounter the price pressures inherent to a maturing market, our cost structure will allow us to maintain or expand our operating margins.

Our Services

      We provide our financial services provider clients with account presentation, payments and relationship management services that they, in turn, offer to end-users branded under their own names. Banks and credit unions providers can purchase established service offerings in all three of our service lines. Established account presentation services are available for credit card providers, along with a new collections support service in the payments line and a new transaction dispute resolution service in the relationship management line. We are also now offering new payments services for payment acquirers and billers, with the first service being real-time account debit for online bill payment. The following chart depicts the services we now offer and plan to offer for the three markets we serve:

      Our bank and credit union clients select one of two primary service configurations: full service, consisting of our integrated suite of account presentation, bill payment, customer care, end-user marketing and other support services; or stand-alone bill payment services. Our credit card clients use us for account presentation services, and we are offering our new payments and relationship marketing services to these clients and other card providers, either with or without account presentation services. We recently introduced real-time payment services for payment acquirers and billers.

      Our clients typically enter into long-term recurring revenue contracts with us. Most of our services generate revenue from recurring monthly fees charged to the clients. These fees are typically fixed amounts for applications access or hosting, variable amounts based on the number of end-users or volume of transactions on our system, or a combination of both. Clients also separately engage our professional services capabilities for enhancement and maintenance of their applications.

      In the banking market, our clients generally derive increased revenue, cost savings, account retention, increased payment speed and other benefits by offering our services to their end-users. Therefore, most of our clients offer the account presentation portion of our services free-of-charge to end-users and an increasing number are eliminating fees for bill payment services as well. In the credit card market, account presentation services are also typically offered to end-users free-of-charge, while usage based convenience fees may apply to certain payments services. Payment acquirers and billers also often charge convenience fees to their end-users for certain payment services.

      Account Presentation Services. We currently offer account presentation services to banking and credit card markets. These services provide a comprehensive set of online capabilities that allow end-users to:

•	view transaction histories and account balances;

•	review and retrieve current and past statements;

•	transfer funds and balances;

•	initiate or schedule either one-time or recurring payments;

•	access and maintain account information; and

•	perform many self-service administrative functions.

      In addition, we offer our banking clients a number of complementary services. We can provide these clients with either of two business banking services, a full cash management service for larger end-users and a basic business offering for small business end-users. Our web design and hosting capabilities give clients an integrated, outsourced solution for their informational web site. Money HQsm allows end-users to obtain account information from multiple financial institutions, see their bills, transfer money between accounts at multiple financial institutions, make person-to-person payments and receive alerts without leaving their financial institution’s web site. We also offer access to check images, check reorder, Quicken® interface, statement presentment and other functionality that enhances our solution.

      Payments Services. For our banking clients, our web-based bill payment services may be bundled with our account presentation services or purchased as a stand-alone service integrated with a third-party account presentation solution. Our payments services are unique in the industry because they leverage the banking industry’s ATM infrastructure through our real-time EFT gateway, which consists of over 50 certified links to ATM networks and core processors. Through this patented technology, our clients take advantage of existing trusted systems, security, clearing, settlement, regulations and procedures. End-users of our web-based payment service benefit from a secure, reliable, real-time direct link to their accounts. This enables them to schedule transactions using our intuitive web user interface. They can also obtain complete application support and payment inquiry processing through our customer care center. Additionally, clients offering our web-based payment services can enable their end-users to register for Money HQsm.

      Our remittance service is an attractive add-on service for banking providers of all sizes that run their own in-house online banking system, or for other providers of web-based banking solutions that lack a bill payment infrastructure. Our remittance service enhances their systems by adding the extra functionality of bill payment processing, backed by complete funds settlement, payment research, inquiry resolution, and merchant services. End-users provide bill payment instructions through their existing online banking interface, which validates the availability of funds on the date bills are to be paid. On a daily basis, we receive a file of all bill payment requests from the financial institution. We process and remit the bill payments to the designated merchants or other payees and settle the transactions with our financial institution clients.

      For our credit card clients, we offer the ability to schedule either one-time or recurring payments to the provider through our account presentation software. We do not currently process those payments, but have plans to do so in the future. We have also recently introduced a new collections support product for credit card providers that allows them to direct past due end-users to a specialized website where they can review their balances, calculate and set up payment plans and make or schedule payments.

      We have recently introduced our first service targeted toward billers and payment acquirers. Our real-time account debit allows billers and acquirers to accept payments from their customers at their web sites, and receive those funds immediately. This represents a significant advantage over other methods of payment, which can take one to three days to deliver the funds, especially in the case of past due or other high-risk payments.

      Relationship Management Services. Our relationship management services consist of the customer care services we maintain for our bank and credit union clients, and the marketing programs we run on their behalf. Our customer care center, located in Chantilly, Virginia, responds to end-users’ questions relating to enrollment, transactions or technical support. End-users can contact one of our more than 50 consumer service representatives by phone, fax or e-mail 24 hours a day, seven days a week.

      We view each interaction with an end-user or potential end-user as an opportunity to sell additional products and services, either our own or those offered by our clients. We use an integrated consumer management process as a significant service differentiator that is unique in the industry. It allows our traditionally small to mid-size financial institution client base to offer not only comprehensive support solutions to its consumers but also creates a sales channel and increases adoption of web-based services. This process combines data, technology and multiple consumer contacts to acquire and retain, and sell multiple services to, customers of our financial institution clients. Using this process, we help drive consumers through the online banking lifecycle, which ultimately makes these consumers more profitable for our clients. The success of our proprietary process is evident in our rate of up-selling account presentation customers to payments services at a rate that is approximately double the industry average.

      We have recently introduced a new relationship management service targeted towards the credit card market. This service provides a profile of recognizable merchant names, logos, business descriptions, customer service contact information, and customer service policies to help resolve cardholders’ transaction issues. Often a cardholder does not recognize the merchant or transaction presented on their monthly statement. This service employs a patent-pending process to associate merchant information on the statement with detailed merchant information not available in the credit card billing process. Whether accessed directly by the cardholder or by a consumer service representative in a call center, providing clearer and more relevant information about the merchant increases the likelihood that the cardholder will recall the merchant and the transaction, the inquiry resolution effort will be greatly reduced, and disputes processing paperwork or chargebacks will be eliminated in many cases.

      Professional Services. Our professional services include implementation services, which convert existing data and integrate our platforms with the client’s legacy host system or third party core processor, and ongoing maintenance of client specific applications or interfaces. Additionally, we offer professional services intended to tailor our services to meet the clients’ specific needs, including customization of applications, training of client personnel, and information reporting and analysis.

      Third-Party Services. Though the majority of our technology is proprietary, embedded in our web-based financial services platforms are a limited number of service capabilities and content that are provided or controlled outside of our platform by third parties. These include:

•	fully integrated bill payment and account retrieval through Intuit’s Quicken®;

•	check ordering available through Harland, Deluxe, Clarke American or Liberty;

•	inter-institution funds transfer and account aggregation provided by CashEdge;

•	check imaging provided by AFS, Bisys, Fiserv, FSI/ Vsoft, Empire, Intercept, and Mid-Atlantic; and

•	electronic statement through BIT Statement.

Sales and Marketing

      We seek to retain and expand our financial services provider client base, and to help our clients drive end-user adoption rates for our web-based services. Our client services function consists of 16 account managers who support and cross-sell our services to existing clients, a 13 person sales team focusing on new prospects, and a 13 person marketing department supporting both our sales efforts and those of our clients.

      Our account managers focus primarily on helping our existing clients maximize the benefit of their web-based channel. They do this by introducing our extensive relationship management capabilities and supporting our clients’ own marketing programs. The account management team is also the first contact point for cross-selling new and enhanced services to our clients. Additionally, this team handles contract renewals and supports our clients in resolving operating issues.

      Our sales team focuses on new client acquisition, either through direct contact with prospects or through our network of reseller relationships. Our target prospects are financial services providers who are either looking to replace their current web services provider, have no existing capability, or are looking for outsourced capability for a niche product line.

      Our marketing department concentrates on two primary audiences: financial services providers and their end-users. Our corporate marketing team supports our sales efforts through marketing campaigns targeted at financial services provider prospects. It also supports account management through marketing campaigns and events targeted at existing financial services provider clients. Our consumer marketing team focuses on attracting and retaining end-users. It uses our proprietary integrated consumer management process, which combines consumer marketing expertise, cutting-edge technology using embedded ePiphany software, and our multiple consumer contact points.

Our Technology

      Our systems and technology utilize both real-time and batch communications and processing to optimize reliability, scalability and cost. All of our systems are based on a multi-tiered architecture consisting of:

•	front-end servers— proprietary and commercial communications software and hardware providing Internet and private communications access to our platform for end-users;

•	middleware— proprietary and commercial software and hardware used to integrate end-user and financial data and to process financial transactions;

•	back-end systems— databases and proprietary software which support our account presentation and payments services;

•	support systems— proprietary and commercial systems supporting our end-user service and other support services; and

•	enabling technology— software enabling clients and their end-users to easily access our platform.

      Our systems architecture is designed to provide end-user access into one of two common databases. The first, for our bank and credit union clients, is integrated with our account presentation and payments services as well as our proprietary support services software. This integrated system also supports our payments offerings for payment acquirers and billers. The second database is integrated with our account presentation services for credit card clients. Supplementary third-party financial services are linked to our systems through the Internet, which we integrate into our end-user applications and transaction processing. Incorporating such third-party capabilities into our system enables us to focus our technical resources on our proprietary middleware and integration capabilities.

      We typically link to our clients or their core processors through the use of high-speed telecommunication circuits to facilitate the nightly download of account and transaction detail. We then use these same circuits to access the client or core processor databases when an end-user logs in to our systems, to retrieve updated information. This approach allows us to deliver responsive, high performing and reliable services through the use of a local data warehouse, while ensuring presentation of the most current information and providing enhanced functionality through real-time use of our communications gateways.

      For the processing of payments, we operate a unique, real-time EFT gateway, with over 50 certified links to ATM networks and core processors. This gateway, depicted below, allows us to use online debit to retrieve funds in real-time, perform settlement authentication and obtain limited supplemental financial information. By using an online payment network to link into a client’s primary database for end-user accounts, we take advantage of established EFT infrastructure. This includes all telecommunications and software links, security, settlements and other critical operating rules and processes. Using this real-time payments architecture, clients avoid the substantial additional costs necessary to expand their existing infrastructure. We also believe that our real-time architecture is more flexible and scalable than traditional batch systems.

Note: This diagram is a representation of our gateway and does not include all links. Connections depicted are for illustrative purposes only.

     Our payments gateway has allowed us to improve the cost, speed and quality of the bill payment services we provide to our bank and credit union clients. In addition to the benefits associated with bill payment, our ability to retrieve funds from end-user accounts in real-time is enabling us to develop the new payments services desired by financial services providers beyond our traditional client base. For example, we are now offering real-time account debit services to payment acquirers and billers. Other applications, such as the funding of stored value cards and the real-time movement of money between accounts at different financial institutions, are particularly well suited for our system of Internet delivery coupled with the real-time debiting of funds.

      Our services and related products are designed to provide security and system integrity, based on Internet and other communications standards, EFT network transaction processing procedures, and banking industry standards for control and data processing. Prevailing security standards for Internet-based transactions are incorporated into our Internet services, including but not limited to, Secure Socket Layer 128K encryption, using public-private key algorithms developed by RSA Security, along with firewall technology for secure transactions. In the case of payment and transaction processing, we meet security transaction processing and other operating standards for each EFT network or core processor through which we route transactions. Additionally, we have established a business resumption plan to ensure that our technical services and operating infrastructure could be resumed within an acceptable time frame should some sort of business interruption affect our data center. Furthermore, management receives feedback on the sufficiency of security and controls built into our information technology, payment processing, and end-user support processes from independent reviews such as semi-annual network penetration tests, an annual SAS70— Type II Examination, periodic FFIEC examinations, and internal audits.

Proprietary Rights

      In June 1993, we were awarded U.S. patent number 5,220,501 covering our real-time EFT network-based payments process. This patent covers bill payment and other online payments made from the home using any enabling device where the transaction is routed in real-time through an EFT network. In March 1995, in settlement of litigation, we cross-licensed this patent to Citibank for their internal use.

      On February 9, 1999, we were awarded U.S. patent number 5,870,724 for targeting advertising in a home banking delivery service. This patent provides for the targeting of advertising or messaging to home banking users, using their confidential bill payment and other financial information, while preserving consumer privacy.

      On March 13, 2001, we were awarded U.S. patent number 6,202,054, a continuation of U.S. patent number 5,220,501. The continuation expands the claims in that patent, thereby increasing its applicability and usefulness.

      In addition to our patents, we have registered trademarks. A significant portion of our systems, software and processes are proprietary. Accordingly, as a matter of policy, all management and technical employees execute non-disclosure agreements as a condition of employment.

Competition

      We are not aware of any other company that offers a complete suite of account presentation, payments and relationship management services. However, a number of companies offer portions of the services provided by us and compete directly with us to provide such services. For example, companies such as Digital Insight, FundsXpress and S1 Corporation compete with our account presentation capabilities. These companies may in turn use bill payment providers, such as CheckFree, Princeton eCom, iPay and Metavante, to compete with our full service offering. These bill payment providers also compete with our stand-alone bill payment services. There are also other software providers such as Intelidata, Corillian and Sybase Financial Fusion that market their software to large financial institutions that may seek to penetrate our targeted regional and community banking market.

      Other competitors that serve primarily smaller depository financial institutions, such as Jack Henry, Fidelity Information Services, Metavante, Certegy, Fiserv and other core banking processors, have large distribution channels that bundle broader services and products for their clients. These competitors also have developed or acquired account presentation capabilities of their own. Metavante, Jack Henry and Certegy have also acquired or developed bill payment services.

      There are also Internet financial services providers who target non-banking firms, who may target our depository financial institution market. These potential competitors support brokerage firms, credit card issuers, insurance and other financial services companies. There are also Internet financial portals, such as

Quicken.com, Yahoo Finance and MSN, who offer bill payment and aggregate consumer financial information from multiple financial institutions. Suppliers to these remote financial services providers potentially compete with us.

      Many of our current and potential competitors have longer operating histories, greater name recognition, larger installed end-user bases and significantly greater financial, technical and marketing resources. Further, some of our more specialized competitors, such as CheckFree, while currently targeting bill payment services to large financial institutions, may increasingly direct their marketing initiatives toward our targeted client base.

      We believe our advantage in the financial services market will continue to stem from our ability to offer a fully integrated end-to-end solution to our clients. In addition to our large installed end-user base and proprietary payments architecture, we believe our ability to continue to execute successfully will be driven by our performance in the following areas, including:

•	industry trust and reliability;

•	technical capabilities, scalability, and security;

•	speed to market;

•	end-user service;

•	ability to interface with financial services providers and their technology; and

•	operating effectiveness.

Government Regulation

      We are not licensed by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the National Credit Union Administration or other federal or state agencies that regulate or supervise depository institutions or other providers of financial services. Under the authority of the Bank Service Company Act, the Gramm Leach Bliley Act of 1999 and other federal laws that apply to depository financial institutions, federal depository institution regulators have taken the position that we are subject to examination resulting from the services we provide to the institutions they regulate. In order not to compromise our clients’ standing with the regulatory authorities, we have agreed to periodic examinations by these regulators, who have broad supervisory authority to remedy any shortcomings identified in any such examination.

      We are also subject to encryption and security export laws and regulations that, depending on future developments, could render our business or operations more costly, less efficient or impossible.

      Federal, state or foreign agencies may attempt to regulate our activities. Congress could enact legislation that would require us to comply with consumer privacy, data, record keeping, processing and other requirements. The Federal Reserve Board may adopt new rules and regulations for electronic funds transfers that could lead to increased operating costs and could also reduce the convenience and functionality of our services, possibly resulting in reduced market acceptance. Because of the growth in the electronic commerce market, Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market, and federal or state authorities could enact laws, rules or regulations affecting our business operations. We also may be subject to federal, state and foreign money transmitter laws, encryption and security export laws and regulations and state and foreign sales and use tax laws. If enacted or deemed applicable to us, such laws, rules or regulations could be imposed on our activities or our business thereby rendering our business or operations more costly, burdensome, less efficient or impossible, any of which could have a material adverse effect on our business, financial condition and operating results.

      The market we currently target, depository financial institutions and credit card institutions, is subject to extensive and complex federal and state regulation. Our current and prospective clients, which consist of financial institutions such as commercial banks, credit unions, brokerage firms, credit card issuers, consumer finance companies, other loan originators, insurers and other providers of retail financial services, operate in markets that are subject to extensive and complex federal and state regulations and oversight. Although we are not generally subject to such regulations, our services and related products must be designed to work within the extensive and evolving regulatory constraints in which our clients operate. These constraints include federal and state truth-in-lending disclosure rules, state usury laws, the Equal Credit Opportunity Act, the Electronic Funds Transfer Act, the Fair Credit Reporting Act, the Bank Secrecy Act, the Community Reinvestment Act, the Financial services Modernization Act, the Bank Service Company Act, the Electronic Signatures in Global and National Commerce Act, privacy and information security regulations, laws against unfair or deceptive practices, the Electronic Signatures in Global and National Commerce Act, the USA Patriot Act of 2001 and other state and local laws and regulations. Because many of these regulations were promulgated before the development of our system, the application of such regulations to our system must be determined on a case-by-case basis. We do not make representations to clients regarding the applicable regulatory requirements, but instead rely on each such client making its own assessment of the applicable regulatory provisions in deciding whether to become a client. Furthermore, some consumer groups have expressed concern regarding the privacy, security and interchange pricing of financial electronic commerce services. It is possible that one or more states or the federal government may adopt laws or regulations applicable to the delivery of financial electronic commerce services in order to address these or other privacy concerns. We cannot predict the impact that any such regulations could have on our business.

      We currently offer services on the web. It is possible that further laws and regulations may be enacted with respect to the web, covering issues such as user privacy, pricing, content, characteristics and quality of services and products.

Employees

      At December 31, 2004, we had 335 employees. None of our employees are represented by a collective bargaining arrangement. We believe our relationship with our employees is good.

MANAGEMENT

Directors and Executive Officers

      The following table presents information about each of our executive officers and directors as of February      , 2005:

Name	Age	Position

Matthew P. Lawlor	57	Chairman of the Board and Chief Executive Officer
Raymond T. Crosier	50	President and Chief Operating Officer
Catherine A. Graham	44	Executive Vice President, Chief Financial Officer and Secretary
Edward E. Furash	70	Director
Michael H. Heath	63	Director
David A. O’Connor	70	Director
Ervin R. Shames	64	Director
Joseph J. Spalluto	45	Director
William H. Washecka	57	Director
Barry D. Wessler	61	Director

      Matthew P. Lawlor is a co-founder of Online Resources and has served as chairman and chief executive officer since March 1989. He formerly served with Chemical Bank (now JP Morgan Chase), where he headed a regional consumer branch division and the bank’s international equity investment company. He also founded a venture development firm and served in the White House Office of Management and Budget. Mr. Lawlor is active in industry affairs and formerly chaired the eFinancial Enablers Council, a group of senior Internet executives whose firms serve the banking industry. Mr. Lawlor has a BS in mechanical engineering from the University of Pennsylvania and a MBA from Harvard University.

      Raymond T. Crosier joined Online Resources in January 1996 and initially served as senior vice president of client services. In January 2001 he was elected president and chief operating officer. Prior to joining us, Mr. Crosier spent 19 years with TeleCheck International, a check verification and guarantee firm, where he served in various management positions including as vice president of sales and customer service. Mr. Crosier received a BA in Psychology from the University of Virginia.

      Catherine A. Graham joined Online Resources in March 2002 and serves as executive vice president, chief financial officer and secretary. From 1998 until joining us, Ms. Graham served as chief financial officer of VIA NET.WORKS, Inc., a publicly held, international Internet service provider. Previously, she served in senior financial positions with Yurie Systems, a telecommunications equipment manufacturer, and other public companies, as well as with several commercial banks. Ms. Graham received a BA in Economics from the University of Maryland and a MBA from Loyola College.

      Michael H. Heath has been a director since March 1989 and since 1991 has been the president of Convention Guides, a publisher of city guidebooks. He served as president of Online Resources from January 1995 to October 1997. Mr. Heath also served as president of MediaNews, which owned the Denver Post and the Houston Post, and held several senior management positions with Chemical Bank. Mr. Heath received his BA from Williams College and a MBA from Harvard University.

      Edward E. Furash has been a director since July 2003 and since 1998 has been the chairman of Monument Financial Group, LLC, a boutique merchant banking firm specializing in financial services companies. He is co-founder and former chairman and chief executive officer of Treasury Bank, N.A., an Internet-based financial institution. He is also the founder of Furash & Company, a management consulting firm to the financial services industry. He serves on the board of advisors of the American Association of Bank Directors, and is a director of both Pennsylvania Business Bank and City First, a community development bank. Mr. Furash has a BA from Harvard University and a MBA from the University of Pennsylvania.

      David A. O’Connor has been director since April 1996 and is an EFT industry consultant. During 1997 and 1998, he was vice chairman of Honor Technologies (now Star Network), one of the largest ATM networks, and president and chief executive officer of the MOST network, which later merged with Honor. He was also president of CashFlow, Inc., an electronic banking subsidiary of Sovran Financial Services (now Bank of America) and an early shared ATM network. Mr. O’Connor is active in industry affairs and previously served as chairman of the Electronic Funds Transfer Association. Mr. O’Connor holds a BS from American University.

      Ervin R. Shames has been a director since January 2000 and is currently a visiting lecturer in consumer marketing at the University of Virginia’s Darden School of Business. From 1993 to 1995, Mr. Shames served as president and chief executive officer of Borden, Inc., a consumer marketing company. Previously, he served as president of both General Foods USA and Kraft USA. He also served as chairman, president and chief executive officer of Stride Rite Corporation. Mr. Shames is currently serving on the boards of directors of Select Comfort Corporation and Choice Hotels. Mr. Shames holds a BS/ BA from the University of Florida and a MBA from Harvard University.

      Joseph J. Spalluto has been a director since May 1995 and is since 1981 has been a managing director of corporate finance for Keefe Bruyette & Woods, Inc., an investment banking firm specializing in the financial services industry. Mr. Spalluto received a BA from Amherst College and a JD from the University of Connecticut School of Law.

      William H. Washecka has been a director since February 2004 and since November, 2004, has served as chief financial officer of Prestwick Pharmaceuticals, which specializes in therapies for central nervous system disorders. From 2001 until 2002, Mr. Washecka served as chief financial officer for USinternetworking, Inc., an enterprise and e-commerce software service provider. Previously, Mr. Washecka was a partner with Ernst & Young LLP, which he joined in 1972. Mr. Washecka serves on the board of directors of Visual Networks, Inc. and Audible, Inc. He has a BS in accounting from Bernard Baruch College of New York and completed the Kellogg Executive Management Program. Mr. Washecka is a certified public accountant.

      Barry D. Wessler has been a director since May 2000 and since 1995 has been a computer and communications consultant. Previously, Dr. Wessler co-founded GTE Telenet, an early packet switch service company (now Sprint Data). He also served as president of Plexsys International, a cellular telephone infrastructure manufacturer, and NetExpress, an international facsimile network company. In the 1960’s, while at the Advanced Research Projects Agency, Dr. Wessler directed research for ARPANet, the forerunner of the Internet. Dr. Wessler has a BSEE and MSEE from MIT and a Ph.D. in Computer Science from the University of Utah.

Committees of the Board

      The Board of Directors has Audit, Compensation, Corporate Governance and Corporate Finance Committees.

      Our Audit Committee reviews the engagement of our independent accountants, reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits. The Audit Committee has three independent members, Michael H. Heath (Chairman), Barry D. Wessler and William H. Washecka.

      Our Compensation Committee reviews, approves and makes recommendations regarding our compensation policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Board of Directors are carried out and that such policies, practices and procedures contribute to our success. For example, the Compensation Committee recommends the compensation arrangements for senior management and directors. The Compensation Committee has three independent members, Ervin R. Shames (Chairman), David A. O’Connor and Edward E. Furash.

      Our Corporate Governance Committee recommends candidates for nomination by the Board for election as directors. The committee also reviews and recommends to the Board the role and composition of other Board committees and corporate governance practices. The Corporate Governance Committee has three independent members, David A. O’Connor (Chairman), Joseph J. Spalluto and Edward E. Furash.

      Our Corporate Finance Committee advises the Board of Directors on mergers and acquisitions and capital formation. The Corporate Finance Committee has three members, Joseph J. Spalluto (Chairman), Edward E. Furash and Ervin R. Shames.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table contains information about the beneficial ownership of our common stock before and after this offering for:

•	each of our directors;

•	each of our named executive officers;

•	all directors and executive officers as a group;

•	each stockholder known by us to own beneficially more than 5% of our common stock; and

•	each selling stockholder.

      The percentage of ownership beneficially owned prior to this offering in the following table is based on 19,264,697 shares of common stock outstanding on December 31, 2004.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are exercisable as of December 31, 2004, or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

      Except as noted below, the address of each person listed on the table is c/o Online Resources Corporation, 4795 Meadow Wood Lane, Suite 300, Chantilly, Virginia 20151.

	Shares Beneficially
	Owned Prior to		Shares to be Sold in		Shares Beneficially
	Offering(1)		Offering		Owned After Offering

Name and Address**	Number	Percent	Number	Percent	Number	Percent

Wellington Management Co., L.P.(2)	962,400	5.0%	—	0.0%	962,400		%
75 State Street
Boston, MA 02109
Federated Investors, Inc.(3)	2,098,218	10.9%	—	0.0%	2,098,218		%
1001 Liberty Avenue
Pittsburgh, PA 15222
Bruce Bent Associates, Inc.(4)	1,147,900	6.0%	—	0.0%	1,147,900		%
950 Third Avenue
New York, NY 1002-2705
Matthew P. Lawlor(5)	1,849,570	9.4%	300,000	—%	1,549,570		%
Edward E. Furash(6)	9,506	*	—	0.0%	9,506	*
Ervin R. Shames(7)	58,100	*	—	0.0%	58,100	*
Barry D. Wessler(8)	37,312	*	—	0.0%	37,312	*
David A. O’Connor(9)	76,740	*	—	0.0%	76,740	*
Joseph J. Spalluto(10)	68,277	*	—	0.0%	68,277	*
Michael H. Heath(11)	77,977	*	—	0.0%	77,977	*
William H. Washecka(12)	4,802	*	—	0.0%	4,802	*
Raymond T. Crosier(13)	401,347	2.1%	—	0.0%	379,265		%
Catherine A. Graham(14)	66,261	*	—	0.0%	66,261	*
All directors and current executive officers as a group (10 persons)(15)	2,649,892	13.0%	—	0.0%	2,349,892	—%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

**	Addresses are given for beneficial owners of more than 5% of the outstanding common stock only. The address for our Directors and executive officers is c/o Online Resources Corporation, 4795 Meadow Wood Lane, Suite 300, Chantilly, VA 20151.

(1)	Attached to each share of common stock is a preferred share purchase right to acquire one one-hundredth of a share of our series B junior participating preferred stock, par value $.01 per share, which preferred share purchase rights are not presently exercisable.

(2)	This information is based solely on a Schedule 13G filed by Wellington Management Co., L.P. with the Securities and Exchange Commission on February 13, 2004. Clients of Wellington Management Co., L.P., own the shares of record. To our knowledge no such client is known to have such right or power with respect to more than five percent of the common stock outstanding.

(3)	This information is based solely on a Schedule 13G filed by Federated Investors, Inc. with the Securities and Exchange Commission on February 13, 2004. Federated Investors, Inc. may be deemed the beneficial owner of these shares.

(4)	This information is based solely on a Schedule 13G filed by Bruce Bent Associates, Inc. with the Securities and Exchange Commission on February 12, 2004. Bruce Bent Associates, Inc., in its capacity as investment advisor, may be deemed the beneficial owner of these shares, which shares are owned by investment advisory client(s). To our knowledge no such client is known to have such right or power with respect to more than five percent of the common stock outstanding.

(5)	Includes 410,990 shares of common stock issuable upon exercise of options to purchase common stock. Of the total shares, 25,328 shares are held by the Rosemary K. Lawlor Trust, 55,957 shares are held by the Rosemary K. Lawlor Irrevocable Trust and 55,956 shares are held by the Matthew P. Lawlor Irrevocable Trust. Mr. Lawlor disclaims beneficial ownership of the shares his irrevocable trust holds.

(6)	Includes 8,506 shares issuable upon exercise of options to purchase common stock.

(7)	Includes 46,100 shares issuable upon the exercise of options to purchase common stock.

(8)	Includes 33,303 shares issuable upon the exercise of options to purchase common stock.

(9)	Includes 74,740 shares issuable upon the exercise of options to purchase common stock.

(10)	Includes 44,384 shares issuable upon the exercise of options to purchase common stock.

(11)	Includes 58,059 shares issuable upon the exercise of options to purchase common stock.

(12)	Represents 4,802 shares issuable upon the exercise of options to purchase common stock.

(13)	Includes 299,762 shares issuable upon the exercise of options to purchase common stock. Of the total shares, 6,250, 1,150 and 1,400 shares are held of record by Deborah Crosier (Mr. Crosier’s wife), William Crosier, II (Mr. Crosier’s son) and Jennifer Crosier (Mr. Crosier’s daughter), respectively.

(14)	Represents 66,261 shares issuable upon the exercise of options to purchase common stock.

(15)	Includes 1,046,907 shares issuable upon the exercise of options to purchase common stock. See also notes 5 through 14 above for further details concerning such options.

DESCRIPTION OF CAPITAL STOCK

General

      The following description of our capital stock and certain provisions of our restated certificate of incorporation and our amended and restated bylaws is a summary and is qualified in its entirety by the provisions of our restated certificate of incorporation and amended and restated bylaws.

      Our authorized capital stock consists of 35,000,000 shares of common stock, par value $0.0001 per share, 1,000,000 shares of Series A convertible preferred stock, par value $0.01 per share, none of which are issued and outstanding, and 297,500 shares of Series B junior participating preferred stock, par value $0.01 per share, none of which are issued and outstanding. As of December 31, 2004, there were 19,264,697 shares of common stock outstanding.

Common Stock

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for the payment of dividends. See “Price Range of Common Stock and Dividend Policy.” If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock which we may designate and issue in the future. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

      Pursuant to our restated certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 3,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative, participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Online Resources or make removal of management more difficult. Of these 3,000,000 shares of preferred stock, 297,500 shares have been designated as Series B junior participating preferred stock in connection with the adoption of our rights plan. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock.

Warrants

      On September 27, 2000, we issued 200,000 warrants to Jefferies & Company, Inc. as partial compensation for serving as our placement agent in a $20 million convertible note offering. These warrants expire on September 30, 2005. The exercise price of these warrants was tied to the prevailing conversion price of the convertible notes and is now $4.75 per share. The warrants have a “cashless” exercise feature under which the holder of the warrants can apply the value of warrant shares in excess of the aggregate exercise price for those shares towards the payment of the exercise price under the warrants.

Rights Plan

      Pursuant to our Stockholder Rights Plan, each share of common stock has an associated preferred share purchase right. Each right entitles the holder to purchase from Online Resources a unit consisting of one one-hundredth of a share (a “Unit”) of Series B junior participating preferred stock, par value $.01 per share, of Online Resources at a price of $115 per Unit, subject to adjustment. The rights are not exercisable until after acquisition by a person or group of 15% or more of the outstanding common stock (an “acquiring person”) or after the announcement of an intention to make or commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock (the earlier of such dates being called the “Distribution Date”). Until a right is exercised, the holder thereof will have no rights as a stockholder of Online Resources. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the common stock. The Rights will expire at the close of business on January 11, 2012.

      If any person or group becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person, will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the purchase price, and if Online Resources is acquired in a business combination transaction or 50% or more of its assets are sold, each holder of a right will thereafter have the right to receive upon exercise that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the purchase price.

      At any time after any person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, our board of directors may cause the rights (other than rights owned by such person or group) to be exchanged, in whole or in part, for common stock or other equity securities of Online Resources, at an exchange rate of one share of common stock per right.

      At any time prior to ten days after the acquisition by a person or group of beneficial ownership of 15% or more of the outstanding common stock, our board of directors may redeem the rights in whole at a price of $.01 per right.

      The rights have certain anti-takeover effects, in that they will cause substantial dilution to a person or group that attempts to acquire a significant interest in Online Resources on terms not approved by the board of directors.

      We describe the rights more completely in the rights agreement itself, which is contained in Exhibit 4.1 to our Current Report on Form 8-K filed on January 15, 2002. This summary of the provisions of the rights agreement is qualified in its entirety by reference to that agreement.

Registration Rights

      We have agreed to use our reasonable best efforts to enable the former shareholders of Incurrent to sell the shares we issued to them under the registration statement of which this prospectus is a part, provided they agree to include their shares in the underwriting of all shares being sold hereunder. We have also agreed to use our reasonable best efforts to register the shares we issued to the former Incurrent shareholders that are not included under this registration statement by April 21, 2005 except, however, former Incurrent shareholders who hold 971,174 of our shares have agreed to forego their right to sell any of our shares under this latter registration statement until 120 days from the effective date of this registration statement.

Anti-Takeover Effects of Provisions of Our Charter and Bylaws

      Our restated certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights, and the stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors.

      Our bylaws require a stockholder who intends to nominate a candidate for election to the board of directors, or to raise new business at a stockholder meeting, to give at least 90 days advance notice to the Secretary. The notice provision requires a stockholder who desires to raise new business to provide us certain information concerning the nature of the new business, the stockholders and the stockholder’s interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director will need to provide us with certain information concerning the nominee and the proposed stockholder. A special meeting of the stockholders may be called by the affirmative vote of a majority of our board of directors or an appropriate committee designated by the board of directors. These provisions may have the effect of delaying, deferring or preventing a change in control.

      The classification of our board of directors and lack of cumulative voting will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

      These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies of our board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of the our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

      American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

UNDERWRITING

      The underwriters named below are acting through their representative, Friedman, Billings, Ramsey & Co., Inc. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to certain conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Underwriters	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
Jefferies & Company, Inc.
D.A. Davidson & Co.
Total

      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to                     additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

      The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares of our common stock to cover over-allotments.

	Online		Selling Stockholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$

      The underwriters propose to offer our common stock directly to the public at $          per share and to certain dealers at this price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $          per share to certain dealers.

      We expect to incur expenses, excluding underwriter fees, of approximately $                    in connection with this offering. Additionally, we have agreed to reimburse the underwriters for some of their out-of-pocket expenses in connection with this offering.

      Our common stock is listed on the Nasdaq National Market under the symbol “ORCC.”

      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilized transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified minimum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out the any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of the common shares available for purchase in the open market as compared to the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares on the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be a downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in this offering.

•	Penalty bids allow the underwriters to reclaim selling concessions from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchasers of our common stock until the time, if any, at which a stabilizing bid is made.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of a share of common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

      Our chief executive officer has agreed with the underwriters not to, directly or indirectly, offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any securities convertible into or exchangeable for shares of common stock (or to engage in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a disposition of any such securities, even if such securities would be disposed of by someone other than one of our executive officers and directors), for a period continuing through the 120th day after the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. These transfer restrictions do not apply to bona fide gifts, provided the donees agree in writing to be bound by the terms of these transfer restrictions, or sales or purchases of common stock acquired in the open market.

      In addition, we have agreed, for a period continuing through the 120th day after the date of this prospectus, not to, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option (other than in the ordinary course of business consistent with prior practices) for the sale of, or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any share of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the common stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to the shares to be sold in this offering, any shares issued by us upon the exercise of outstanding options or warrants or pursuant to any of our stock plans or any shares issued by us as consideration for the acquisition of another business or entity.

      A prospectus in electronic format will be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate specific number of shares for sale to online brokerage account holders. Any such allocations for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	The Current Reports on Form 8-K dated February 2, 2004, April 21, 2004, July 21, 2004, October 20, 2004, October 21, 2004, December 14, 2004, December 27, 2004 and February , 2005;

•	Proxy Statement dated April 5, 2004 relating to the Annual Meeting of Stockholders held on May 5, 2004;

•	The description of the common stock contained in our Registration Statement on Form S-1 filed with the SEC on March 19, 1999 including any amendments or reports filed for the purpose of updating such description, as updated by the description of the rights which are currently transferable with the common stock as described in our Registration Statement on Form 8-A, filed on January 15, 2002; and

      All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in a document incorporated or deemed incorporated by reference into this prospectus shall be deemed modified or superceded for purposes of this prospectus to the extent a statement contained herein or in any subsequently filed document which also is or is deemed incorporated by reference into this prospectus modifies or supercedes that statement. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

      You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Online Resources Corporation
4795 Meadow Wood Lane
Suite 300
Chantilly, Virginia 20151
Attention: Investor Relations

      The Investor Relations Department can be reached via telephone at (703) 653-2248 or via email at bhalloran@orcc.com.

LEGAL MATTERS

      The validity of the common stock offered in this prospectus will be passed upon for us by Mintz Levin Cohn Ferris Glovsky and Popeo, P.C., Reston, Virginia. Attorneys of Mintz Levin own an aggregate of approximately 2,673 shares of our common stock. Certain matters will be passed upon for the underwriters by Squire, Sanders & Dempsey L.L.P., Tysons Corner, Virginia.

EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements (including schedules incorporated by reference) at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, our stock is listed for trading on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

      This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room;

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or

•	obtain a copy from the SEC web site.

ONLINE RESOURCES CORPORATION

BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,186,537	$7,650,057
Investments	7,036,845	5,983,869
Accounts receivable (net of allowance of $81,000 and $67,000 at September 30, 2004 and December 31, 2003, respectively)	4,547,006	3,935,513
Deferred implementation costs	466,775	493,689
Prepaid expenses and other current assets	1,636,542	910,631

Total current assets	22,873,705	18,973,759
Property and equipment, net	9,472,889	7,344,170
Deferred implementation costs, less current portion	447,114	416,518
Other assets	109,282	117,512

Total assets	$32,902,990	$26,851,959

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,970,630	$646,531
Accrued expenses and other current liabilities	921,258	660,473
Accrued compensation	1,485,236	1,526,926
Deferred revenues	557,124	585,804
Current portion of capital lease obligations	14,343	97,031

Total current liabilities	4,948,591	3,516,765
Capital lease obligations, less current portion	—	10,521
Deferred revenues, less current portion	292,724	302,535
Other long term liabilities	38,498	51,219

Total liabilities	5,279,813	3,881,040
Commitments and contingencies	—	—
Stockholders’ equity:
Series A convertible preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued at September 30, 2004 and December 31, 2003	—	—
Series B junior participating preferred stock, $0.01 par value; 297,500 shares authorized, none issued at September 30, 2004 and December 31, 2003	—	—
Common stock, $0.0001 par value; 35,000,000 shares authorized, 18,237,450 issued and 18,161,925 outstanding at September 30, 2004; and 17,887,727 issued and 17,812,202 outstanding at December 31, 2003	1,817	1,781
Additional paid-in capital	107,021,194	106,128,290
Accumulated deficit	(79,166,840)	(82,936,679)
Treasury stock, 75,525 shares at September 30, 2004 and December 31, 2003	(227,800)	(227,800)
Accumulated other comprehensive (loss) income	(5,194)	5,327

Total stockholders’ equity	27,623,177	22,970,919

Total liabilities and stockholders’ equity	$32,902,990	$26,851,959

See accompanying notes to unaudited financial statements.

ONLINE RESOURCES CORPORATION

STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,

	2004	2003

	(unaudited)	(unaudited)
Revenues:
Account presentation services	$2,289,032	$3,223,723
Payment services	20,476,526	15,128,019
Relationship management services	5,881,358	6,502,179
Professional services and other	2,235,563	3,832,609

Total revenues	30,882,479	28,686,530
Costs and expenses:
Service costs	11,162,235	10,502,787
Implementation and other costs	943,875	1,119,649

Total costs of revenues	12,106,110	11,622,436

Gross Profit	18,776,369	17,064,094
General and administrative	6,816,072	6,253,361
Sales and marketing	5,399,069	4,634,103
Systems and development	2,838,962	2,875,967

Total expenses	15,054,103	13,763,431

Income from operations	3,722,266	3,300,663
Other income (expense):
Interest income	83,426	56,538
Interest expense	2,029	(794,761)
Other income	33,118	—
Debt repurchase expense	—	(181,179)

Total other income (expense)	118,573	(919,402)

Income before income taxes	3,840,839	2,381,261
Income tax provision	71,000	42,500

Net income	$3,769,839	$2,338,761

Net income per share:
Basic	$0.21	$0.16
Diluted	$0.19	$0.15
Shares used in calculation of net income per share:
Basic	18,006,793	14,428,526
Diluted	20,057,026	15,764,946

See accompanying notes to unaudited financial statements.

ONLINE RESOURCES CORPORATION

STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2004	2003

	(unaudited)	(unaudited)
Operating Activities
Net income	$3,769,839	$2,338,761
Adjustments to reconcile net income to net cash provided by operating activities:
Debt repurchase expense	—	181,179
Depreciation	2,744,719	2,310,003
Loss on disposal of assets	38,014	—
Amortization of debt issuance costs	—	154,680
Provision for (recovery of) losses on accounts receivable	14,275	(10,000)
Net realized gain on investments	(205)	(6,631)
Amortization of bond (discount) premium	(28,051)	7,047
Changes in assets and liabilities:
Accounts receivable	(625,768)	31,037
Prepaid expenses and other current assets	(725,911)	(279,098)
Deferred implementation costs	(3,682)	71,857
Other assets	8,230	98,570
Accounts payable	1,324,099	(389,933)
Accrued expenses	219,095	207,929
Deferred revenues	(38,491)	20,910
Other long term liabilities	(12,721)	—

Net cash provided by operating activities	6,683,442	4,736,311
Investing Activities
Purchases of available for sale securities	(9,814,405)	(10,798,470)
Sales of available for sale securities	8,779,164	9,290,327
Purchases of property and equipment	(4,911,452)	(1,811,005)

Net cash used in investing activities	(5,946,693)	(3,319,148)
Financing Activities
Net proceeds from issuance of common stock	892,940	5,765,033
Repayment of capital lease obligations	(93,209)	(160,940)
Purchase of notes payable	—	(3,900,000)

Net cash provided by financing activities	799,731	1,704,093

Net increase in cash and cash equivalents	1,536,480	3,121,256
Cash and cash equivalents at beginning of period	7,650,057	2,290,950

Cash and cash equivalents at end of period	$9,186,537	$5,412,206

Supplemental information to statement of cash flows:
Cash paid for interest	$4,902	$500,072
Net unrealized loss on investments	(10,521)	(7,338)

See accompanying notes to unaudited financial statements.

ONLINE RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

1.     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

      Online Resources Corporation, a Delaware corporation, (the “Company”) is a leading outsourcer of web-based account presentation, payment and relationship management services to financial institution clients nationwide. The Company offers services, branded in the clients’ name, that integrate seamlessly into a single-vendor, end-to-end solution, supported by 24x7 customer care, targeted consumer marketing, training and other network and technical professional products and services. The Company operates in one business segment.

      The Company previously reported account presentation services and relationship management services as Internet banking services and consumer contact services. The decision was made to change the descriptions for those revenue items in anticipation of the Company’s pending acquisition. This change will allow the Company to more accurately present its financials following the acquisition.

Interim Financial Information

      The accompanying unaudited financial statements have been prepared in conformity with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. These financial statements should be read in conjunction with our audited financial statements for the year ended December 31, 2003 included in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 12, 2004. The results of operations for any interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

2.     STOCK BASED COMPENSATION

      The Company accounts for stock option grants using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees for stock-based compensation and furnishes the pro forma disclosures required under SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. In electing to continue to follow APB No. 25 for expense recognition purposes, the Company has provided below the expanded disclosures required under SFAS No. 148 for stock-based compensation granted, including, if materially different from reported results, disclosure of pro forma net earnings or losses and earnings or losses per share had compensation expense relating to grants been measured under the fair value recognition provisions of SFAS No. 123.

      The weighted-average fair values at date of grant for options granted during the nine months ended September 30, 2004 and 2003 were $4.69 and $3.01, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Nine Months
	Ended
	September 30,

	2004	2003

Dividend yield	—	—
Expected volatility	86%	92%
Risk-free interest rate	3.32%	2.82%
Expected life in years	5.5	5.2

      A reconciliation of the Company’s net income to pro forma net income and the related basic and diluted pro forma net income per share amounts for the nine months ended September 30, 2004 and 2003 is provided below. For purposes of pro forma disclosure, stock-based compensation expense is recognized in accordance with the provisions of SFAS No. 123. Further, pro forma stock-based compensation expense is amortized to expense on a straight-line basis over the vesting period.

	Nine Months Ended
	September 30,

	2004	2003

Net income	$3,769,839	$2,338,761
Adjustments to net income for:
Pro forma stock-based compensation expenses	(1,231,689)	(1,757,397)

Pro forma net income	$2,538,150	$581,364

Basic net income per share:
As reported	$0.21	$0.16
Pro forma	$0.14	$0.04
Diluted net income per share:
As reported	$0.19	$0.15
Pro forma	$0.13	$0.04

3.     REVENUE RECOGNITION

      The Company generates revenues from service fees, professional services and other supporting services. Service fees are primarily composed of three business lines, account presentation services, payment services and relationship management services. Revenues from service fees include new user registration fees, account access fees, transaction fees, customer service fees and relationship marketing support fees. Revenues from service fees are recognized over the term of the contract as the services are provided.

      Professional services revenues consist of implementation fees associated with the linking of the Company’s financial institution clients to the Company’s QuotienSM e-financial suite through various networks, web development and hosting fees, training fees and communication services. In accordance with Staff Accounting Bulletin No. 101 — Revenue Recognition in Financial Statements (“SAB 101”), as superseded by SAB 104, which the Company adopted effective January 1, 2000, implementation fees and related direct implementation costs are recognized on a straight line basis over the contract term as the services are provided, which typically range from one to five years (generally three years). Prior to 2000, the Company recognized nonrefundable implementation fees as revenue under the percentage of completion method as certain milestone output measures were completed. Due to the adoption of SAB 101, revenue that was previously recognized under the Company’s prior revenue recognition policy will be recognized under the Company’s revised revenue recognition policy through periods up to 2004 because some contract periods extend through 2004. During the nine months ended September 30, 2004 and 2003, the Company recognized revenue of $5,549 and $33,165, respectively, and related direct incremental costs that were included in the cumulative effect adjustment at January 1, 2000. Revenue from web development, web hosting and training are recognized over the term of the contract as the services are provided.

      Other revenue consists of service fees associated with enhanced third-party solutions and termination fees. Service fees for enhanced third-party solutions include fully integrated bill payment and account retrieval through Intuit’s Quicken, check ordering, inter-institution funds transfer, account aggregation and check imaging. Revenues from these service fees are recognized over the term of the contract as the services are provided. Termination fees are recognized upon termination of a contract.

4.     MAJOR CUSTOMER

      One of the Company’s financial institution clients, California Federal Bank or Cal Fed, accounted for approximately $3.3 million, or 12% of the Company’s total revenues, for the nine months ended September 30, 2003. During 2002, Citigroup acquired Cal Fed and converted the Cal Fed customers to the Citigroup banking and bill payment platform in the first quarter of 2003. The $3.3 million received from Cal Fed in the first quarter of 2003 was a combination of service and termination fee revenue. No other customer accounts for more than 10% of the Company’s revenue.

5.     NET INCOME PER SHARE

      The following table sets forth the computation of basic and diluted net income per share:

	Nine Months Ended
	September 30,

	2004	2003

Net income	$3,769,839	$2,338,761
Shares used in calculation of net income per share:
Basic	18,006,793	14,428,526
Dilutive warrants	60,648	23,718
Dilutive stock options	1,989,585	1,312,702

Diluted	20,057,026	15,764,946

Net income per share:
Basic	$0.21	$0.16
Diluted	$0.19	$0.15

6.     NOTES PAYABLE

      On May 30, 2003 and June 9, 2003, the Company repurchased $1.9 million and $2.0 million, respectively, of the Convertible Notes at par, and note holders converted the remaining $8.1 million of the Convertible Notes in the fourth quarter of 2003.

      Interest expense and amortization of the debt issuance costs related to the Convertible Notes for the nine months ended September 30, 2003 was $774,236.

7.     COMMITMENTS

      On May 21, 2004, the Company executed a ten-year lease covering 74,000 square feet of office and data center space, replacing the majority of its current facility. The rent commencement date of the new lease is October 1, 2004, and the total obligation related to the lease is $17.6 million. The Company also executed an amendment to the lease related to its current facility that allows it to occupy a portion of the facility from October 1, 2004 through July 31, 2007. The total obligation related to the amendment is $1.3 million.

8.     COMPONENTS OF COMPREHENSIVE INCOME

      Comprehensive income includes the Company’s net income adjusted for changes, net of tax, of unrealized losses on investments in marketable securities. Comprehensive income for the nine months ended September 30, 2004 and 2003 is as follows:

	Nine Months Ended
	September 30,

	2004	2003

Comprehensive income:
Net income	$3,769,839	$2,338,761
Unrealized (loss) on investments in marketable securities	(10,521)	(7,338)

Total comprehensive income	$3,759,318	$2,331,423

9.     SUBSEQUENT EVENT

      On October 18, 2004, we announced that we had signed a definitive agreement to acquire Incurrent Solutions, Inc. (“Incurrent”), an application service provider to the credit card issuer industry, based in Parsippany, New Jersey. Under the definitive agreement, the transaction will provide the shareholders of Incurrent with $8.0 million, less transaction expenses, in cash and 1,000,000 shares of our common stock. The transaction is subject to approval by Incurrent’s shareholders, and we expect to close by early December 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Shareholders and Board of Directors

Online Resources Corporation

      We have audited the accompanying balance sheets of Online Resources Corporation as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Resources Corporation at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

McLean, Virginia

February 2, 2004

ONLINE RESOURCES CORPORATION

BALANCE SHEETS

	December 31,

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$7,650,057	$2,290,950
Investments	5,983,869	4,494,877
Accounts receivable (net of allowance of $67,000 and $77,000 at December 31, 2003 and 2002, respectively)	3,935,513	3,825,801
Deferred implementation costs	493,689	631,087
Prepaid expenses and other current assets	910,631	771,986

Total current assets	18,973,759	12,014,701
Property and equipment, net	7,344,170	7,804,229
Deferred implementation costs, less current portion	416,518	401,051
Debt issuance costs	—	659,879
Other assets	117,512	450,080

Total assets	$26,851,959	$21,329,940

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$646,531	$891,313
Accrued expenses and other current liabilities	660,473	984,535
Accrued compensation	1,526,926	743,107
Deferred revenues	585,804	531,789
Current portion of capital lease obligation	97,031	213,913

Total current liabilities	3,516,765	3,364,657
Capital lease obligation, less current maturities	10,521	111,491
Deferred revenues, less current portion	302,535	355,662
Other long term liabilities	51,219	—
Notes payable	—	12,000,000

Total liabilities	3,881,040	15,831,810
Commitments and contingencies	—	—
Stockholders’ equity:
Series A convertible preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued at December 31, 2003 and 2002	—	—
Series B junior participating preferred stock, $0.01 par value; 297,500 shares authorized, none issued at December 31, 2003 and 2002	—	—
Common stock, $0.0001, par value; 35,000,000 shares authorized, 17,887,727 issued and 17,812,202 outstanding at December 31, 2003; and 13,781,946 issued and 13,706,421 outstanding at December 31, 2002	1,781	1,370
Additional paid-in capital	106,128,290	91,410,356
Accumulated deficit	(82,936,679)	(85,700,448)
Treasury stock, 75,525 shares at December 31, 2003 and 2002	(227,800)	(227,800)
Accumulated other comprehensive income	5,327	14,652

Total stockholders’ equity	22,970,919	5,498,130

Total liabilities and stockholders’ equity	$26,851,959	$21,329,940

      See accompanying notes to financial statements.

ONLINE RESOURCES CORPORATION

STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2002	2001

Revenues:
Banking services	$4,064,083	$5,309,558	$5,075,237
Payment services	21,041,685	15,253,963	10,328,305
Consumer contact services	8,501,014	9,039,989	6,275,749
Professional services and other	4,800,833	2,750,673	2,956,472

Total revenues	38,407,615	32,354,183	24,635,763
Costs and expenses:
Service costs	14,331,942	13,244,837	12,826,124
Implementation and other costs	1,170,622	1,383,144	1,487,610

Costs of revenues	15,502,564	14,627,981	14,313,734

Gross profit	22,905,051	17,726,202	10,322,029
General and administrative	8,627,640	7,037,884	6,930,462
Sales and marketing	6,433,211	5,368,177	5,931,222
Systems and development	3,830,565	4,344,765	5,854,866
Non-recurring charges	—	—	209,434

Total expenses	18,891,416	16,750,826	18,925,984

Income (loss) from operations	4,013,635	975,376	(8,603,955)
Other (expense) income:
Interest income	79,090	126,876	613,487
Interest expense	(817,603)	(1,260,209)	(1,788,520)
Other	(455)	(35,072)	(1,141)
Debt repurchase/conversion expense	(495,113)	(212,554)	(1,115,582)
Gain from the extinguishment of debt	—	—	1,083,153

Total other expense	(1,234,081)	(1,380,959)	(1,208,603)

Income (loss) before income tax provision	2,779,554	(405,583)	(9,812,558)
Income tax provision	15,785	—	—

Net income (loss)	$2,763,769	$(405,583)	$(9,812,558)

Net income (loss) per share:
Basic income (loss) per share	$0.18	$(0.03)	$(0.82)
Diluted income (loss) per share	$0.17	$(0.03)	$(0.82)
Shares used in calculation of income (loss) per share:
Basic	15,140,538	13,520,642	12,026,476
Diluted	16,685,602	13,520,642	12,026,476

      See accompanying notes to financial statements.

ONLINE RESOURCES CORPORATION

STATEMENTS OF STOCKHOLDERS’ EQUITY

								Receivable
							Accumulated	From the
	Common Stock		Additional				Other	Sale of	Total
			Paid-in	Accumulated	Deferred Stock	Treasury	Comprehensive	Common	Stockholders’
	Shares	Amount	Capital	Deficit	Compensation	Stock	Income	Stock	Equity

Balance at December 31, 2000	11,616,649	$1,162	$85,238,538	$(75,482,307)	$(185,894)	$—	$56,075	$(422,604)	$9,204,970
Comprehensive loss:
Net loss	—	—	—	(9,812,558)	—	—	—	—	(9,812,558)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(30,705)	—	(30,705)

Comprehensive loss									(9,843,263)
Exercise of common stock options	6,488	—	26,148	—	—	—	—	—	26,148
Exercise of common stock warrants	21,385	2	149,998	—	—	—	—	—	150,000
Conversion of notes payable	1,577,869	158	4,406,297	—	—	—	—	—	4,406,455
Issuance of common stock options	—	—	20,303	—	—	—	—	—	20,303
Issuance of common stock	70,847	7	123,458	—	—	—	—	—	123,465
Reclassification of stock subscription to notes receivable	—	—	—	—	—	—	—	148,254	148,254
Amortization of deferred stock compensation	—	—	(60,564)	—	124,970	—	—	—	64,406
Surrender of stock subscription receivable	(44,848)	(4)	33,493	—	—	(148,581)	—	151,969	36,877

Balance at December 31, 2001	13,248,390	1,325	89,937,671	(85,294,865)	(60,924)	(148,581)	25,370	(122,381)	4,337,615
Comprehensive loss:
Net loss	—	—	—	(405,583)	—	—	—	—	(405,583)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(10,718)	—	(10,718)

Comprehensive loss									(416,301)
Exercise of common stock options	189,955	19	291,150	—	—	—	—	—	291,169
Conversion of notes payable	295,031	30	1,141,818	—	—	—	—	—	1,141,848
Issuance of common stock	29,395	2	45,906	—	—	—	—	—	45,908
Cancellation of over-issued shares	(25,673)	(3)	3	—	—	—	—	—	—
Amortization of deferred stock compensation	—	—	(6,195)	—	60,924	—	—	—	54,729
Surrender of stock subscription receivable	(30,677)	(3)	3	—	—	(79,219)	—	122,381	43,162

Balance at December 31, 2002	13,706,421	1,370	91,410,356	(85,700,448)	—	(227,800)	14,652	—	5,498,130
Comprehensive income:
Net income	—	—	—	2,763,769	—	—	—	—	2,763,769
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(9,325)	—	(9,325)

Comprehensive income									2,754,444
Exercise of common stock options	746,911	75	2,167,806	—	—	—	—	—	2,167,881
Issuance of common stock	1,357,556	136	4,450,328	—	—	—	—	—	4,450,464
Conversion of notes payable	2,001,314	200	8,099,800						8,100,000

Balance at December 31, 2003	17,812,202	$1,781	$106,128,290	$(82,936,679)	$—	$(227,800)	$5,327	$—	$22,970,919

      See accompanying notes to financial statements.

ONLINE RESOURCES CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2002	2001

Operating activities
Net income (loss)	$2,763,769	$(405,583)	$(9,812,558)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain from the extinguishment of debt	—	—	(1,083,153)
Debt repurchase/conversion expense	495,113	212,554	1,115,582
Depreciation and amortization	3,137,072	2,679,727	2,108,046
Amortization of debt issuance costs	164,766	252,663	320,847
Stock compensation	—	97,891	144,011
Provision for losses on accounts receivable	(10,000)	88,000	239,564
Net realized gain on investments	(6,867)	(10,035)	(73,288)
Amortization of bond premium (discount)	1,366	(6,892)	(15,946)
Changes in assets and liabilities:
Accounts receivable	(99,712)	(1,278,063)	150,708
Prepaid expenses and other current assets	(138,645)	(22,789)	(255,084)
Deferred implementation costs	121,931	641,374	(104,116)
Other assets	332,568	513,094	(510,943)
Accounts payable	(244,782)	166,629	(134,297)
Accrued expenses	459,757	374,436	(863,250)
Other long term liabilities	51,219	—	—
Deferred revenues	888	(559,468)	(850,450)

Net cash provided by (used in) operating activities	7,028,443	2,743,538	(9,624,327)
Investing activities
Purchases of property and equipment	(2,677,013)	(3,670,833)	(1,836,180)
Purchases of available-for-sale securities	(12,658,680)	(6,117,950)	(20,427,641)
Sales of available-for-sale securities	11,165,864	7,212,652	34,591,254

Net cash (used in) provided by investing activities	(4,169,829)	(2,576,131)	12,327,433
Financing activities
Net proceeds from issuance of common stock	6,618,345	337,077	277,188
Repayment of capital lease obligations	(217,852)	(333,786)	(411,658)
Payment of financing costs	—	—	(52,472)
Repurchase of notes payable	(3,900,000)	—	(2,167,389)

Net cash provided by (used in) financing activities	2,500,493	3,291	(2,354,331)

Net increase in cash and cash equivalents	5,359,107	170,698	348,775
Cash and cash equivalents at beginning of year	2,290,950	2,120,252	1,771,477

Cash and cash equivalents at end of year	$7,650,057	$2,290,950	$2,120,252

Supplemental information to statement of cash flows:
Cash paid for interest	$830,170	$1,061,917	$1,611,000
Income taxes paid	48,500	—	—
Acquisition of property and equipment by capital leases	—	—	560,085
Conversion of notes payable	8,100,000	1,000,000	3,500,000
Net unrealized loss on investments	(9,325)	(10,718)	(30,705)

      See accompanying notes to financial statements.

ONLINE RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATION

      Online Resources Corporation, a Delaware corporation, (the “Company”) is a leading outsourcer of Internet banking, payment and customer contact services to financial institution clients nationwide. The Company offers services, branded in the clients’ name, that integrate seamlessly into a single-vendor, end-to-end solution, supported by 24x7 customer care, targeted consumer marketing, training and other network and technical professional products and services. The Company operates in one business segment.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash held for bill payments in process is immediately disbursed on behalf of users and no net cash balance is reflected on the Company’s financial statements.

Fair Value of Financial Instruments

      At December 31, 2003 and 2002, the carrying value of the following financial instruments: cash and cash equivalents, investments in available-for-sale securities, accounts receivable, accounts payable and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature.

Concentration of Credit Risk

      Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and investments in available-for-sale securities. The Company has cash in financial institutions that is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000 per institution. At December 31, 2003 and 2002, the Company had cash and cash equivalent accounts in excess of the FDIC insured limits. Investments in available-for-sale securities are limited to investment-grade securities. The fair value of the Company’s financial instruments is substantially equivalent to their carrying value and, although there is some credit risk associated with these instruments, the Company believes this risk to be insignificant.

Allowance for Doubtful Accounts

      The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. Management believes that any risk of loss is significantly reduced due to the nature of the customers being financial institutions and credit unions as well as the number of its customers and geographic areas. The Company maintains an allowance for doubtful accounts to provide for probable losses in accounts receivable. A receivable is considered past due if payment has not been received within the agreed-upon terms.

Property and Equipment

      Property and equipment, including leasehold improvements, are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which is generally three to five years. Equipment recorded under capital leases is also amortized over the lease term or the estimated useful life of the asset. Depreciation and amortization expense was $3.1 million, $2.7 million, and $2.1 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Systems and Development

      The Company capitalizes the cost of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized computer software costs consist primarily of payroll-related and consulting costs incurred during the development stage. The Company expenses costs related to preliminary project assessments, research and development, re-engineering, training and application maintenance as they are incurred. Capitalized software costs are included in Property, Plant & Equipment and are being depreciated on the straight-line method over a period of three years upon being placed in service.

Impairment of Long-Lived Assets

      In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically evaluates the recoverability of long-lived assets, including deferred implementation costs and property and equipment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There were no indicators of impairment that might indicate that impairment exists for a particular asset or asset group.

Income Taxes

      The Company accounts for taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse.

Reclassification

      Certain amounts reported in prior periods have been reclassified to conform to the 2003 presentation.

Revenue Recognition

      The Company generates revenues from service fees, professional services, and other supporting services. Service fees are primarily composed of three business lines, internet banking services, payment services and consumer contact services. Revenues from service fees include new user registration fees, account access fees, transaction fees, customer service fees and relationship marketing support fees. Revenue from service fees are recognized over the term of the contract as the services are provided.

      Professional services revenues consist of implementation fees associated with the linking of the Company’s financial institution client’s to the Company’s QuotienSM e-financial suite through various networks, web development and hosting fees, training fees and communication services. In accordance with Staff Accounting Bulletin No. 101 — Revenue Recognition in Financial Statements (“SAB 101”), as superseded by SAB 104, which the Company adopted effective January 1, 2000, implementation fees and related direct implementation costs are recognized on a straight line basis over the contract term as the services are provided, which typically range from one to five years (generally three years). Prior to 2000, the Company recognized nonrefundable implementation fees as revenue under the percentage of completion method as certain milestone output measures were completed. Due to the adoption of SAB 101, revenue that was previously recognized under the Company’s prior revenue recognition policy will be recognized under the Company’s revised revenue recognition policy through periods up to 2004 because some contract periods extend through 2004. During the years ended December 31, 2003, 2002 and 2001, the Company recognized revenue of $37,000, $275,000, and $541,000, respectively, and related direct incremental costs that were included in the cumulative effect adjustment at January 1, 2000. Revenue from web development, web hosting and training are recognized over the term of the contract as the services are provided.

      Other revenue consists of service fees associated with enhanced third-party solutions and termination fees. Service fees for enhanced third-party solutions include fully integrated bill payment and account retrieval through Intuit’s Quicken, check ordering, inter-institution funds transfer, account aggregation and check imaging. Revenue from these service fees are recognized over the term of the contract as the services are provided. Termination fees are recognized upon termination of a contract.

      In December 2002, Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”) was released effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 establishes new requirements for determining whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Company adopted EITF 00-21 and there has been no material impact on the Company’s financial position or results of operations from the adoption of EITF 00-21.

Major Customer

      One of the Company’s financial institution clients, California Federal Bank or Cal Fed, accounted for approximately $3.4, $4.8, and $3.2 million or 9%, 15%, and 13%, of the Company’s total revenues for the years ended December 31, 2003, 2002, and 2001, respectively. During 2002, Citigroup acquired Cal Fed, and converted the Cal Fed customers to the Citigroup banking and bill payment platform in the first quarter of 2003. The Company extended its full service contract with Cal Fed through the first quarter of 2003 and terminated a subsequent bill payment only contract that was to run through 2005. In consideration of this extension and termination, the Company received a combination of service and termination fee revenue of $3.3 million that was recognized in the first quarter of 2003. No other customer accounts for more than 10% of the Company’s revenue.

Advertising Costs

      The Company expenses advertising costs as incurred. The Company incurred $695, $250, and $200 in advertising costs for the years ended December 31, 2003, 2002 and 2001, respectively.

Recognition of Amounts from Outstanding Bill Payment Checks

      In the third quarter of 2003, we adopted a policy to recognize as assets the amounts underlying bill payment checks drawn upon our escrow accounts that have been outstanding for at least a year after reviewing legal analysis from outside counsel to ensure that there is a basis for making a claim of ownership to such funds. Our policy is to recognize as assets funds from checks that have been outstanding more than a year and are less than $200 as an offset to payment processing costs. Checks greater than $200 will be recognized as assets after they are outstanding for two years. During 2003, we recognized $0.6 million in assets as an offset to payment processing costs net of a $51,000 reserve for estimated bill payments that could potentially be processed.

Net Income (Loss) Per Share

      Net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding. Shares associated with stock options, warrants and convertible securities are not included to the extent they are anti-dilutive.

Stock-Based Compensation

      The Company accounts for stock option grants using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. In electing to continue to follow APB No. 25 for expense recognition purposes, the Company has provided below the expanded disclosures required under SFAS No. 148 for stock-based compensation granted, including, if materially different from reported results, disclosure of pro forma net earnings or losses and earnings or losses per share had compensation expense relating to grants been measured under the fair value recognition provisions of SFAS No. 123.

      The weighted-average fair values at date of grant for options granted during 2003, 2002, and 2001 were $3.49, $2.25, and $1.77, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Year Ended
	December 31,

	2003	2002	2001

Dividend yield	—	—	—
Expected volatility	91.1%	104%	104%
Risk-free interest rate	2.97%	4.91%	4.25%
Expected life in years	5.2	6.6	5.0

      A reconciliation of the Company’s net income (loss) to pro forma net income (loss), and the related basic and diluted pro forma income (loss) per share amounts, for the years ended December 31, 2003, 2002,and 2001, is provided below. For purposes of pro forma disclosure, stock-based compensation expense is recognized in accordance with the provisions of SFAS No. 123. Further, pro forma stock-based compensation expense is amortized to expense on a straight-line basis over the vesting period.

	Year Ended December 31,

	2003	2002	2001

Net income (loss) as reported	$2,763,769	$(405,583)	$(9,812,558)
Adjustment to net loss for:
Stock based compensation included in net income (loss)	—	97,891	144,011
Pro forma stock-based compensation expense	(2,558,313)	(4,567,065)	(4,307,921)

Pro forma net income (loss)	$205,456	$(4,874,757)	$(13,976,468)

Basic net income (loss) per share
As reported	$0.18	$(0.03)	$(0.82)
Pro forma	$0.01	$(0.36)	$(1.16)
Diluted net income (loss) per share
As reported	$0.17	$(0.03)	$(0.82)
Pro forma	$0.01	$(0.36)	$(1.16)

Recent Pronouncements

      The Company adopted SFAS No. 145, “Rescission of FASB Statement 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” effective for the Company’s fiscal year beginning on January 1, 2003. SFAS 145 requires that any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Accounting Principles Board Opinion No. 30 for classification as an extraordinary item be reclassified. These gains and losses will now be required to be presented within the statement of operations in appropriate segregated line items. As required by SFAS No. 145, these financial statements reflect the reclassification of the extraordinary gains associated with the extinguishment of debt as “other (expense) income” in the 2001 statement of operations.

3.     INVESTMENTS

      The Company classifies its investments as available-for-sale. Investments in securities that are classified as available-for-sale and have readily determinable fair values are measured at fair market value in the balance sheets. Fair market value is based on quoted market value. Any unrealized gains or losses are reported as a separate component of stockholders’ equity. Realized gains and losses are included in investment income. Interest and dividends also are included in investment income. The net realized gain on investments for the years ended December 31, 2003, 2002 and 2001 were approximately $6,900, $10,000, and $73,000, respectively. For purposes of determining gross realized gains and losses, the cost of securities sold is based on the average cost method. As of December 31, 2003 and 2002, the unrealized gain on investments was $5,327 and $14,652, respectively.

      The following is a summary of the Company’s available-for-sale securities:

	December 31, 2003		December 31, 2002

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

US Government treasury obligations	$3,119,026	$3,122,780	$3,422,947	$3,435,111
Mortgage backed securities	2,809,516	2,810,935	415,631	417,125
Corporate obligations	50,000	50,154	641,647	642,641

	$5,978,542	$5,983,869	$4,480,225	$4,494,877

      At December 31, 2003, contractual maturities of available-for-sale securities were as follows:

Due in	Amortized Cost	Fair Value

2004	$5,432,033	$5,434,025
2005	546,509	549,844

4.     PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

	December 31,

	2003	2002

Central processing systems and terminals	$16,245,861	$13,668,910
Office furniture and equipment	1,862,830	1,762,768
Central processing systems and terminals under capital leases	500,532	500,532
Office furniture and equipment under capital leases	572,117	572,117
Leasehold improvements	1,119,130	1,119,130

	20,300,470	17,623,457
Less accumulated depreciation	12,048,873	9,199,646
Less accumulated depreciation under capital leases	907,427	619,582

	$7,344,170	$7,804,229

5.     LONG TERM NOTES PAYABLE

      On September 28, 2000, the Company completed the private placement of $20 million in convertible subordinated notes (the “Convertible Notes”) to a group of accredited investors. The Company received proceeds of $18.7 million net of debt issuance costs of $1.3 million including commission of $917,200. The Convertible Notes carried an 8% coupon. Interest payment dates were April 1 and October 1, commencing April 1, 2001. The Convertible Notes were initially convertible at a price of $4.75 per share but were subject to an annual reset under certain circumstances. In no event could the price be less than $4.00 per share. Subject to certain conditions, the Company was able to redeem all or part of the Convertible Notes prior to maturity. Jefferies & Company, Inc., one of the underwriters of the placement, also obtained 200,000 warrants that expire on September 30, 2005 that are exercisable at the same price as the conversion price under the Convertible Notes (see Note 9).

      During 2001, the Company paid $2.2 million to repurchase $3.5 million of the Convertible Notes in privately negotiated transactions. After $289,000 of debt issuance costs were written off, the Company recognized a gain of $1.1 million as a result of the transactions.

      On September 28, 2001, November 2, 2001 and March 27, 2002, the Company induced conversion of $2.5 million, $1.0 million and $1.0 million of the Convertible Notes at $2.00, $3.05 and $3.39 per common share, respectively, instead of the $4.00 conversion price that otherwise existed under the Convertible Notes. These induced conversions resulted in the issuance of 1,250,000, 327,869 and 295,031 shares or 625,000, 77,869 and 45,031 additional shares, respectively, had the Convertible Notes been converted at the $4.00 per common share conversion price. The Company recognized $731,250, $175,205 and $141,848 non-cash debt conversion expense and wrote off $157,157, $51,970 and $70,706 of related debt issuance costs in September 2001, November 2001 and March 2002, respectively, in connection with the transactions.

      On May 30, 2003 and June 9, 2003, the Company repurchased $1.9 million and $2.0 million, respectively, of the Convertible Notes at par value. This removed 975,000 shares from possible future issuance in conjunction with conversion of the repurchased Convertible Notes. The Company wrote off $181,179 of related debt issuance costs in connection with these transactions.

      Between October 1 and October 28, 2003, Noteholders converted $7.5 million in Convertible Notes into 1,875,000 shares of the Company’s common stock at $4.00 per share pursuant to the terms of the Notes. On October 29, 2003, the conversion price reset to $4.75 per share as defined by the terms of the Notes. And on November 18 and November 20, 2003, remaining Convertible Notes of approximately $0.6 million were converted into 126,314 shares. The Company wrote-off $313,934 of related debt issuance costs in connection with the transactions.

      Interest expense related to the Convertible Notes was approximately $627,000, $980,000 and $1,680,000 in 2003, 2002 and 2001, respectively. As of December 31, 2003 and 2002, accrued interest on notes payable totaled approximately $0 and $240,000, respectively.

6.     COMMITMENTS

Office Space

      The Company leases office space and equipment under operating leases expiring in 2004. The office leases provide for escalating rent over the respective lease term. Rent expense under the operating leases and sublease rentals received by the Company for the years ended December 31, 2003, 2002 and 2001, are as follows:

		Sublease
	Rent	Income

2001	$1,121,000	$26,000
2002	1,179,000	—
2003	1,312,000	—

      The sublease agreement was fully expired as of December 31, 2001.

Equipment

      The Company also leases equipment under capital leases. Amortization of assets held under capital leases is included in depreciation and amortization in the statements of cash flows.

      Future minimum lease payments on operating and capital leases are as follows:

	Operating	Capital

	December 31,	December 31,
	2003	2003

2004	$729,458	$105,087
2005	—	11,016
Thereafter	—	—

Total minimum lease payments	$729,458	116,103

Less amount representing interest		(8,551)

Present value of minimum lease payments		107,552
Less current portion		97,031

Long-term portion of minimum lease payments		$10,521

7.     INCOME TAXES

      In 2003, the Company has a $16,000 current tax liability for federal income taxes as a result of Alternative Minimum Tax (AMT). The Company did not pay income taxes during 2002 and 2001 due to its net operating loss position.

      At December 31, 2003, the Company has net operating loss carryforwards of approximately $88 million that expire at varying dates from 2010 to 2022. Of that $88 million, approximately $4.3 million relates to the exercise of stock options. The timing and manner in which the operating loss carryforwards may be utilized by the Company will be limited to the Company’s ability to generate future taxable income. The use of these losses may also be subject to significant limitations due to ownership changes pursuant to Section 382 of the Internal Revenue Code resulting from prior issuances of Preferred and Common Stock. As the Company has not generated consistent earnings and no assurance can be made of future earnings needed to utilize these net operating losses, a valuation allowance in the amount of the deferred tax assets has been recorded. The Company expects to utilize approximately $700,000 of net operating loss carryforwards for the year ended December 31, 2003.

      Significant components of the Company’s net deferred tax assets are as follows:

	December 31,

	2003	2002

Deferred tax assets:
Net operating loss carryforwards	$35,184,000	$35,269,000
Deferred wages	166,000	169,000
Other deferred tax assets	169,000	123,000

Total deferred tax assets	35,519,000	35,561,000
Deferred liabilities:
Depreciation	(534,000)	(346,000)

Total deferred tax liabilities	(534,000)	(346,000)
Valuation allowance for net deferred tax assets	(34,985,000)	(35,215,000)

Net deferred tax assets	$—	$—

      The following is a summary of the items that caused the income tax expense to differ from taxes computed using the statutory federal income tax rate for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,

	2003	2002	2001

Tax expense (benefit) at statutory Federal rate	$945,000	$(138,000)	$(3,336,000)
Effect of:
State income tax (benefit), net	35,000	(20,000)	(562,000)
Other	20,000	26,000	150,000
Alternative minimum tax	16,000	—	—
(Decrease) increase in valuation allowance	(1,000,000)	132,000	3,748,000

Income tax expense	$16,000	$—	$—

      There was no incremental effect to the excess tax benefits from the exercise of stock options during 2003 and no benefit was charged to equity. Approximately $770,000 of the decrease in the valuation allowance during 2003 was tagged as excess tax benefits and the benefit will be credited to equity if the valuation allowance is reduced in future periods.

8.     PREFERRED STOCK

      Of the 3,000,000 authorized preferred shares of the Company, 1,000,000 shares have been designated as Series A convertible Preferred Stock (“Series A Preferred Stock”). Holders of Series A Preferred Stock shares are entitled to receive dividends at the same rate as holders of common stock and have voting rights equal to their common stock equivalent on an as if converted basis. Additionally, each Series A Preferred Stock holder is entitled to a liquidation preference equal to $1.00 plus declared but unpaid dividends. There were no shares of Series A Preferred Stock outstanding at December 31, 2003 and 2002.

      In anticipation of the adoption of a stockholders rights plan that was implemented on January 11, 2002, the Company, through a certificate of designation that became effective on December 24, 2001, authorized 297,500 shares of Series B Junior Participating Preferred Stock (“Series B Preferred Stock”). Under the stockholders right plan, which is intended to protect the Company’s stockholders from unsolicited attempts to acquire or gain control of the Company, each holder of record on January 11, 2002 of a share of common stock received a right to purchase a unit of 1/100th of a share of Series B Preferred Stock at a price, subject to adjustment, of $115 per unit. The right is not exercisable until an attempt occurs to acquire or gain control of the Company that is unsolicited and does not have the approval of the Company’s board of directors. Upon exercise of a right, each holder of a right will be entitled to receive 1/100th of a share of Series B Preferred Stock or, in lieu thereof, a number of shares of common stock equal to the exercise price of the right divided by one-half of the current market price of the Company’s common stock. Until exercise of a right for 1/100th of a share of Series B Preferred Stock, no shares of Series B Preferred Stock will be issued. Holders of a share of Series B Preferred Stock are entitled to receive cumulative quarterly dividends equal to the greater of $1.00 per share or 100 times any dividend declared on the Company’s common stock and have voting rights equal to 100 votes per share. Additionally, each holder of a share of Series B Preferred Stock is entitled to a liquidation preference equal to $100 plus accrued and unpaid dividends thereon, whether or not declared.

9.     STOCKHOLDERS’ EQUITY

      On June 9, 2003, the Company increased stockholders’ equity by $4.4 million through a private placement of 1,336,000 newly issued common shares to a group of institutional investors. This transaction was priced at a discount to the volume weighted average closing share price for the 10 trading days prior to the seventh trading day before closing. In separate transactions, the Company also repurchased

$3.9 million of its Convertible Notes at par. The remaining $8.1 million in Convertible Notes were converted into 2,001,314 shares of common stock in October and November of 2003.

Stock Options

      In February 1989, the Company adopted an Incentive Stock Option Plan (the “Plan”). During June 1997, the Company’s Board of Directors authorized an increase of 124,747 shares of common stock that can be issued under the Plan. During 1998, the Company’s Board of Directors increased the number of shares of common stock that can be issued under the plan to 2,316,730. The option price under the Plan will not be less than fair market value of the Company’s common stock on the date of grant. The vesting period of the options is determined by the Board of Directors and is generally four years. Outstanding options expire after ten years.

      During 1999, the Company adopted the 1999 Stock Option Plan (the “1999 Plan”). The 1999 Plan permits the granting of both incentive stock options and nonqualified stock options to employees, directors and consultants. The aggregate number of shares that can be granted under the 1999 Plan is 5,858,331. The option exercise price under the 1999 Plan will not be less than fair market value of the Company’s common stock on the date of grant. The vesting period of the options is determined by the Board of Directors and is generally four years. Outstanding options expire after seven to ten years.

      Additional information with respect to stock option activity under the stock option plans is summarized as follows:

	Year Ended December 31, 2002

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of period	5,925,240	$5.30	4,529,080	$6.69	3,135,812	$9.55
Options granted	484,835	4.88	2,316,821	2.70	1,885,501	2.17
Options exercised	(746,911)	2.86	(189,955)	1.54	(6,488)	1.50
Options canceled or expired	(253,046)	6.14	(730,706)	6.79	(485,745)	7.66

Outstanding at end of period	5,410,118	$5.47	5,925,240	$5.30	4,529,080	$6.69

Options exercisable at end of period	3,410,392	$6.21	3,721,302	$5.70	2,508,584	$7.22

      The following table summarizes information about stock options outstanding at December 31, 2003.

	Options Outstanding
				Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual Life	Exercise	Number	Exercise
	Outstanding	(In Years)	Price	Exercisable	Price

$0.06 to $2.30	1,187,353	6.45	$1.95	986,138	$1.93
$2.31 to $2.86	967,645	7.87	2.80	241,288	2.74
$2.88 to $3.81	1,132,840	6.79	3.20	573,596	3.25
$3.84 to $8.40	1,211,588	4.30	7.23	846,050	7.85
$8.42 to $20.19	909,555	3.23	13.37	762,392	13.21
$21.50 to $21.50	1,137	3.20	21.50	928	21.50

	5,410,118	5.75	$5.47	3,410,392	$6.21

Warrants

      The Company’s warrant activity is as follows:

Warrants

Balance at December 31, 2000	1,736,397
Exercise of warrants during 2001	(21,385)
Cancellation of warrants during 2001	(272,830)

Balance at December 31, 2001	1,442,182
Exercise of warrants during 2002	—
Cancellation of warrants during 2002	(630,736)

Balance at December 31, 2002	811,446
Exercise of warrants during 2003	—
Cancellation of warrants during 2003	(611,446)

Balance at December 31, 2003	200,000

      Outstanding warrants were issued in 2000 in connection with the Convertible Notes with an exercise price of $4.00 and an expiration date of September 30, 2005.

Shares Reserved for Issuance

      As of December 31, 2003, the Company has 6,370,264 and 200,000 shares reserved for issuance for stock options and warrants, respectively.

10.     NET INCOME (LOSS) PER SHARE

      The following table sets forth the computation of basic and diluted net loss per share:

	Years Ended December 31,

	2003	2002	2001

Net income (loss)	$2,763,769	$(405,583)	$(9,812,558)
Shares used in calculation of income (loss) per share:
Basic	15,140,538	13,520,642	12,026,476
In the money warrants	38,073	—	—
In the money options	1,506,991	—	—

Diluted	16,685,602	13,520,642	12,026,476

Net income (loss) per share:
Basic	$0.18	$(0.03)	$(0.82)
Diluted	$0.17	$(0.03)	$(0.82)

      Due to their antidilutive effects, outstanding shares from the conversion of the Convertible Notes, stock options and warrants to purchase 4,113,639, 9,736,686 and 9,221,262 shares of common stock at December 31, 2003, 2002 and 2001, respectively, were excluded from the computation of diluted earnings per share.

11.     EMPLOYEE BENEFIT PLANS

Employee Savings and Retirement Plan

      The Company has a 401(k) plan that allows eligible employees to contribute up to 15% of their salary. The Company has total discretion about whether to make an employer contribution to the plan and the amount of the employer contribution. The Company has historically not chosen to match the employee contributions and, therefore, has not incurred any contribution expense.

Employee Stock Purchase Plan

      The Company has an employee stock purchase plan for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value on the first or the last day of each six-month offering period. Employees may authorize the Company to withhold up to 10% of their compensation during any offering period, subject to certain limitations. The employee stock purchase plan authorizes up to 400,000 shares to be granted. During the year ended December 31, 2003 and 2002, shares totaling 21,557 and 29,395 were issued under the plan at an average price of $4.11 and $2.20 per share, respectively. At December 31, 2003, 270,586 shares were reserved for future issuance.

12.     RELATED PARTY TRANSACTIONS

      During 2001, the Company surrendered the recourse right under the stock subscription receivables for two former employees in the amount of $151,969 and the related collateral of 43,484 shares was retained by the Company. During 2002, the Company surrendered the recourse right under the stock subscription receivables for two employees in the amount of $122,381 and the related collateral of 30,677 shares was retained by the Company. The Company accounted for the conversions as a repurchase of shares previously exercised as a treasury stock transaction. The fair value of the collateral on the conversion date was $126,159, and $79,219, respectively, and was recorded as treasury stock. The shares under the new non-recourse notes were accounted for as the grant of a new stock compensation arrangement and were accounted for as a variable award pursuant to the terms in EITF issue 95-16, “Accounting for Stock Compensation Arrangement with Employer Loan Features”. Stock compensation expense was not material during the three years ended December 31, 2003. The agreements expired during 2003 and were not renewed, and the Company retained the collateral it held.

      One director, who resigned in 2003, is Chairman and Chief Executive Officer of a financial institution that generated approximately $1,040,000, $860,000 and $623,000 in revenue for the Company during the years ended December 31, 2003, 2002 and 2001, respectively. The financial institution owed $200,000 and $163,000 to the Company at December 31, 2003 and 2002, respectively. Such amounts are included in “Accounts Receivable” on the balance sheets.

13.     NON-RECURRING CHARGES

      The Company incurred and paid a one-time charge of $209,434 including severance and benefit payments during the twelve months ended December 31, 2001 as a result of the staff reduction of 23 employees, approximately 9% of the total employees, on January 3, 2001.

14.     SUMMARIZED QUARTERLY DATA (UNAUDITED)

      The following financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for the years 2003 and 2002 is as follows:

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

Total revenues	$11,009,998	$8,417,410	$9,259,122	$9,721,085
Gross profit	7,159,509	4,656,985	5,247,600	5,840,957
Net income (loss)	$2,123,172	$(148,215)	$363,804	$425,008
Net income (loss) per share:
Basic	$0.15	$(0.01)	$0.02	$0.02
Diluted	$0.15	$(0.01)	$0.02	$0.02

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002

Total revenues	$7,827,379	$7,878,977	$8,151,876	$8,495,951
Gross profit	3,893,627	4,205,253	4,613,082	5,014,240
Net (loss) income	$(806,722)	$(133,068)	$92,593	$441,614
Net (loss) income per share:
Basic	$(0.06)	$(0.01)	$0.01	$0.03
Diluted	$(0.06)	$(0.01)	$0.01	$0.03

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the Registrant’s estimates (other than the SEC and NASD registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.

Item	Amount

SEC registration fee	$
National Association of Securities Dealers, Inc. filing fee
Legal fees and expenses
Accounting fees and expenses
Printing fees
Blue sky fees and expenses (including legal fees)
Miscellaneous fees and expenses

Total

Item 15.     Indemnification of Directors and Officers.

      In accordance with General Corporation Law of the State of Delaware (being Chapter 1 of Title 8 of the Delaware Code), Articles TENTH and ELEVENTH of the Registrant’s Certificate of Incorporation provide as follows:

      TENTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter and “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an

“undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

      ELEVENTH: A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability: (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

      Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

      The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Registrant’s Certificate of Incorporation. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 16.     Exhibits

      (a) Exhibits.

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement**
4.1	Form of Amended and Restated Certificate of Incorporation of the Company (Incorporated by reference from our registration statement on Form S-1; Registration No. 333-74777)
4.2	Form of Amended and Restated Bylaws of the Company (Incorporated by reference from our registration statement on Form S-1; Registration No. 333-74777)
4.3	Certificate of Designation of Shares of Series B Junior Participating Preferred Stock (Filed as Exhibit 3.3 to our Form 10-K for the year ended December 31, 2002 filed on March 31, 2004 and incorporated herein by reference)
4.4	Specimen of Common Stock Certificate of the Company (Incorporated by reference from our registration statement on Form S-1; Registration No. 333-74777)
4.5	Form of warrants issued to placement agent (Filed as Exhibit 4.3 to our Form 10-Q for the quarter ended September 30, 2000 filed on November 14, 2000 and incorporated herein by reference)
4.6	Rights Agreement dated as of January 11, 2002, between the registrant and American Stock Transfer & Trust Company (filed as Exhibit 4.1 to our Form 8-K filed on January 15, 2002 and incorporated herein by reference)
5.1	Opinion of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.**
23.1	Consent of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. (included in the opinion filed as Exhibit 5.1)**
23.2	Consent of Ernst & Young LLP*
24.1	Powers of Attorney are included on signature pages*

 * Filed herewith

** To be provided by amendment

Item 17.     Undertakings

      (a) The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chantilly and State of Virginia on the 10th day of February, 2005.

ONLINE RESOURCES CORPORATION

By:	/s/ MATTHEW P. LAWLOR

Matthew P. Lawlor
Chairman and Chief Executive Officer

POWER OF ATTORNEY

      The registrant and each person whose signature appears below constitutes and appoints Matthew P. Lawlor and Catherine A. Graham and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MATTHEW P. LAWLOR Matthew P. Lawlor	Chairman and Chief Executive Officer (Principal Executive Officer)	February 10, 2005

/s/ CATHERINE A. GRAHAM Catherine A. Graham	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 10, 2005

/s/ WILLIAM H. WASHECKA William H. Washecka	Director	February 10, 2005

/s/ JOSEPH J. SPALLUTO Joseph J. Spalluto	Director	February 10, 2005

/s/ DAVID A. O’CONNOR David A. O’Connor	Director	February 10, 2005

/s/ ERVIN R. SHAMES Ervin R. Shames	Director	February 10, 2005

/s/ EDMUND E. FURASH Edmund E. Furash	Director	February 10, 2005

/s/ BARRY D. WESSLER Barry D. Wessler	Director	February 10, 2005

/s/ MICHAEL H. HEATH Michael H. Heath	Director	February 10, 2005

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